UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C

UNDER THE

SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐   Form C/A: Amendment to Offering Statement

☐ Check box if Amendment is material and investors must reconfirm within five business days.

☒ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer Listener Brands Inc.

Legal status of issuer

Corporation

Jurisdiction of Incorporation/Organization

Delaware

Date of organization

June 28, 2017

Physical address of issuer

1000 East 87th St.

Chicago, IL 60619

Website of issuer

http://curlmix.com

Is there a Co-issuer?

☒Yes   No

Name of Co-issuer

CurlMix I, a series of Wefunder SPV, LLC

Legal status of Co-issuer

Form

Limited Liability Company

Jurisdiction of Incorporation/Organization

Delaware

Date of organization

July 30, 2021

Physical address of Co-issuer

4104 24th Street
PMB 8113
San Francisco, California 94114

Website of Co-issuer

http://wefunder.com

	Most recent fiscal year end (2024)	Prior fiscal year end (2023)
Total Assets	2,901,161.70	3,293,707.70
Cash and Cash Equivalents	2,064,886.36	2,039,381.21
Accounts Receivable	30,973.50	5,100.30
Short-term Debt	3,765,929.18	4,417,518.90
Long-term Debt	8,407,839.99	9,201,991.57
Revenues/Sales	4,449,100.61	5,527,835.04
Cost of Goods Sold	1,692,280.61	1,735,539.49
Taxes Paid	176,297.52	477,024.04
Net Income	(2,703,668.11)	(3,552,313.41)

Form C-AR

This Form C-AR is the annual report of Listener Brands Inc., dba CurlMix ("CurlMix," the "Company," "we," "our," "us") and "CurlMix I" (the "SPV," and together with CurlMix, the "Issuer") following an offering of Series Seed Preferred Plus Stock ("Preferred Plus Stock") by CurlMix to the SPV and membership interests by the SPV (the "Membership Interests" and, together with the Preferred Plus Stock, the "Securities") to investors (the "Investors") under Regulation Crowdfunding (the "Regulation CF Offering").

Forward-Looking Statement Disclosure

This Form C-AR, including any Exhibits referred to herein, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "will," "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR, including any Exhibits referred to herein, are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, including the Exhibits referred to herein, you should understand that these statements are not guarantees of performance, results, or other events, all of which involve risks, uncertainties (many of which are beyond the Company's control), and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operations, operating or financial performance, and other actual future events, and cause such operations, performance, and events to differ materially from the operations, performance, and events anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operations, operating or financial performance, or other actual future events may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR, including any Exhibits referred to herein, speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operations, our operating or financial performance, or other future events to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, or other statement in this Form C-AR, including any Exhibits referred to herein, whether as a result of new information, future developments or otherwise, including decisions made at the Company's option, except as may be required by law.

Pursuant to Rule 202 of Regulation Crowdfunding (§ 227.202), an issuer that has offered and sold securities in reliance on section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") (15 U.S.C. 77d(a)(6)), and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and Regulation Crowdfunding, must file with the United States Securities and Exchange Commission (the "SEC") and post on the Issuer's web site an annual report along with the financial statements of the Issuer certified by the principal executive officer of the Issuer to be true and complete in all material respects (**Exhibit E**) and a description of the financial condition of the Issuer as described in Rule 201(s) of Regulation Crowdfunding. The annual report also must include the disclosure required by paragraphs (a), (b), (c), (d), (e), (f), (m), (p), (q), (r), and (x) of Rule 201 of Regulation Crowdfunding ("Rule 201").

Rule 201(a) The name, legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and Web site of the Issuer.

Name	Form of Organization	Jurisdiction of Organization	Date of organization	Physical address	Website
Listener Brands Inc. (dba CurlMix)	Corporation	Delaware	June 28, 2017	1000 E. 87th St., Chicago, IL 60619	http://curlmix.com

SPV

Name	Form of Organization	Jurisdiction of Organization	Date of organization	Physical address	Website
CurlMix I, a series of Wefunder SPV, LLC	Limited Liability Company	Delaware	July 30, 2021	4104 24th Street FMB 8113 San Francisco, CA 94114	wefunder.com

Rule 201(b) The names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Issuer, all positions and offices with the Issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including:

(1)   Each person's principal occupation and employment, including whether any officer is employed by another employer; and

(2)   The name and principal business of any corporation or other organization in which such occupation and employment took place.

Directors and officers and their positions with the Issuer:

CurlMix

Name	Position(s) with the Issuer	Time period position(s) with the Issuer have been held
Timothy Lewis	COO, Director	2017-present
Kimberly Lewis	CEO, Director	2017-present
Leslie Truelove	Director	2023-Present

SPV

Name	Position(s) with the Issuer	Time period position(s) with the Issuer have been held
Wefunder Admin, LLC	Manager	2021-present

Principal occupation and employment of directors and officers over the past three years:

CurlMix

Name	Employer	Employer's principal business	Occupation and activities	Dates of Service
Kimberly Lewis	CurlMix	Natural hair and skincare company	CEO & Cofounder; overall management of the company	2015-present

Name	Employer	Employer's principal business	Occupation and activities	Dates of Service
Timothy Lewis	CurlMix	Natural hair and skincare company	COO & Cofounder; coordinates day-to-day operations of the company	2015-present

Leslie Truelove	Clevel and Ave.	Venture capital and private equity firm investing in lifestyle consumer brands and technology companies.	Chief Marketing and Sales Officer	2017-Present

SPV

Not applicable.

Rule 201(c) The name of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this report is filed, who is a beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power.

CurlMix

Name of beneficial owner	Percentage of voting power
Timothy Lewis	35.50%
Kimberly Lewis	35.50%

SPV

Name of beneficial owner	Percentage of voting power
Wefunder SPV, LLC	0%

Rule 201(d) A description of the business of the Issuer and the anticipated business plan of the Issuer.

CurlMix

CurlMix's mission is to provide natural haircare products to women of color, who are underserved in the beauty market. The Company's brand focuses on simple beauty rituals for hair, face and skin. The Company's primary products are a four-step collection to help curly-haired women achieve a wash and go hairstyle. These collections are offered in various fragrances featuring unique ingredients. CurlMix also has CurlMix Fresh with over 100 formulations that allow customers to test and select new products.

The Company has begun building out an additional brand, 4C ONLY, which is the first ever haircare brand exclusively dedicated to 4C (kinky-coily) hair. The brand launched in November 2020 and has ten (10) products to date.

The Company has generated over $35 million in gross revenue since starting its business in 2015. As CurlMix looks to expand, it will place an emphasis on content marketing and influencer marketing.

The Company's marketing and R&D are in-house.

The Company has 110,000+ customers. 600,000 people are on our email and SMS lists. CurlMix's customer lifetime value is $111. CurlMix's customer acquisition cost is $11. The Company has one million social media followers.

The Company offers its employees a $17/hour living wage as well as healthcare, vision and dental benefits.

Through the SPV, CurlMix raised $4,537,307 in our Regulation Crowdfunding Offering that ended on April 30, 2022.

In 2023, CurlMix raised $3,500,000 in preferred equity and convertible note securities for working capital.

In 2024, CurlMix raised an additional $1,500,000 in other preferred equity securities for working capital. Also in 2024, CurlMix through the SPV, raised an additional $1,536,742 for additional working capital through a second Regulation Crowdfunding Offering that ended on April 29, 2024.

In 2025, CurlMix raised $550,000 in convertible note securities.

CurlMix eventually plans to launch an IPO and become the first public Black-owned beauty company.

SPV

Pursuant to Rule 3a-9 of the Investment Company Act of 1940, as amended ("Rule 3a-9"), the SPV is a crowdfunding vehicle and co-issuer in the Regulation Crowdfunding Offering. In accordance with Rule 3a-9, the SPV was organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by CurlMix and raising capital in one or more offerings made in compliance with Regulation Crowdfunding under the U.S. Securities Act of 1933.

The proceeds from the Regulation Crowdfunding Offering were received by the SPV and invested immediately into shares of Preferred Stock Plus issued by CurlMix. In turn, investors in the Regulation Crowdfunding Offering received SPV Membership Interests (aka, membership interests in the SPV, which is a limited liability company).

Pursuant to Rule 3a-9, investors received virtually the same rights as if they had invested directly in CurlMix. Please see our response to Rule 201(m) for more information.

Rule 201(e) The current number of employees of the Issuer.

CurlMix

9

SPV

0

Rule 201(f) A discussion of the material factors that make an investment in the Issuer speculative or risky.

A crowdfunding investment involves risk. Investors should not invest any funds in the Regulation CF Offering unless they can afford to lose their entire investments.

In making an investment decision, Investors must rely on their own examination of the Issuer and the terms of the Regulation CF Offering, including the merits and risks involved. The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The SEC does not pass upon the merits of any securities offered or the terms of the Regulation CF Offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

The Securities were offered under an exemption from registration; however, the SEC has not made an independent determination that the Securities are exempt from registration.

The following list of risk factors and the risk factors stated elsewhere in this report are not intended and should not be understood as an exhaustive list of all risks related to an investment.

Risk Factors

Speculative. The Investor acknowledges that (a) projections, forecasts or estimates as may have been provided to the Investor were purely speculative and could not be relied upon to indicate actual results that was obtained through this Regulation CF Offering; any such projections, forecasts and estimates were based upon assumptions that were subjected to change and which were beyond the control of Company and its management; (b) the tax effects which was expected by this Regulation CF Offering was not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "IRS"), audit adjustment, court decisions or legislative changes may have had an adverse effect on one or more of the tax consequences of this Regulation CF Offering; and (c) the Investor was advised to consult with their own advisor regarding legal matters and tax consequences involving this investment.

No Guarantee of Return. No assurance was given to the Investor that the Investor would realize a substantial return on investment, or any return at all, or that the Investor would not lose a substantial portion or all of their investment. For this reason, Investors were advised to carefully read the all disclosure material (Form C) and consult with an attorney, accountant, and/or business advisor prior to making their investment in the Company.

Tax Consequences May Vary. No representation or warranty of any kind was made by the Company or its management team or advisors with respect to any tax consequences of any investment in the Company. The Investor was advised to seek their own tax advice concerning the tax consequences of their investment in the Company.

No Legal or Financial Advice. In making an investment decision, the Investor was required to rely on their own examination of the Company and the terms of the Regulation CF Offering, including the merits and risks involved. The Investor should have consulted their own counsel, accountant, financial advisor, or other professional adviser as to their legal, tax and other related matters concerning the Regulation CF Offering.

Board of Directors. The Company's success substantially depended on the efforts of its Board of Directors: Kimberly Lewis, Timothy Lewis, and Leslie Truelove. Investors was required to rely upon the judgment and skills of these Board of Directors. The loss of the services of any Board of Director could have had a material adverse effect on the Company's business and financial condition.

Key Personnel. The Company's success also depends on its Key Personnel: Chief Executive Officer Kimberly Lewis; and Chief Financial Officer Timothy Lewis, as well as its ability to recruit, train, and retain other qualified management or Key Personnel. The loss of the services of any of Key Personnel, or the Company's inability to recruit, train, and retain qualified management, could have had a material adverse effect on the Company's business and financial condition.

Control of Company. Control of the Company and all of its operations are, and will remain, solely with its Board of Directors, Officers, and Principal Security Holders. Purchasers of the Regulation CF Offering had limited or no control over the management and affairs of the Company.

Additional Capital Needs. The Company needed to raise additional capital subsequent to the Regulation CF Offering in order to expand and continue operating its business, and there was no guarantee that such additional capital was available on terms favorable to the Investor or at all. The Company did not work with an underwriter, placement agent or similar party, and as a result, there was no guarantee that the Company would raise any particular amount in the Regulation CF Offering or in the subsequent offerings.

Certain Factors May Affect Future Success. Any continued future success that the Company enjoyed after the Regulation CF Offering and may enjoy in the future will depend upon many factors, including factors beyond the control of the Company and/or which cannot be predicted at this time. These factors included or may have included, but are not limited to, employee layoffs; changes in or increased levels of competition, including the entry of additional competitors and increased success by existing competitors: Shea Moisture, Curlsmith, and Devacurl; changes in general economic conditions, such as economic recession at the national level; increases in operating costs, such as the Company's recent need for debt capital; the Company's ability to obtain grant funding or other loans; and reduced margins caused by competitive pressures. These conditions had or may have had a material adverse effect upon the Company's business, operating results, financial condition, and the investment of the Investor.

Effective Use of Proceeds.The Company did not revise the use of proceeds or make any other material change of the Regulation CF Offering during or after the offering period. No amendment of the Form C or filing of a Form C/A with the Securities Exchange Commission (SEC) occured. The Investor understood that if any material change did occur during the offering period, then they would have been required to reconfirm their commitment within five (5) business days of the material change in order to accept these changes. Otherwise, the Investor's commitment would have been considered cancelled under the Regulation CF. The Investor also understood that the failure to use the proceeds from the Regulation CF Offering effectively could have harmed the business and financial condition of the Company, and therefore, their investment.

Risks Inherent to Manufacturing: The Company is a manufacturing corporation, defined as a corporation that is engaged in the production of some article, thing, or object, by skill or labor, out of raw material, or from matter which has already been subjected to artificial forces, or to which something has been added to change its natural condition. Manufacturing corporations are highly regulated by local, state, and federal regulatory bodies, especially those concerning chemicals used to make cosmetics, beauty and health products. As such, the Company is highly regulated and any changes to these regulations can and could have significantly affected the operations of the company, which could have negatively impacted the investment of the Investor.

Risks Inherent to Federal Regulations of Hair Products: The Company's natural hair products are regulated by the U.S. Food and Drug Administration (FDA), the U.S. Occupational Safety and Health Administration (OSHA), and other applicable rules enforced by local and State agencies as it regards workplace safety, and the authorization, licensing, and good manufacturing practices of the manufacture and sale of food and beverages, cosmetics, pharmaceutical products, dietary supplements, and medical devices. However, the Company's products are not FDA or OSHA-approved nor is it required to be approved as such.

Risks Inherent to Online and E-Commerce Businesses:The Company operates primarily online which has certain risks inherent within this form of operating, including risks concerning data privacy, consumer protection, cyber security, system reliability, copyright and other intellectual property issues, and logistics issues pertaining to online orders and availability of stock. If any of these issues did occur, it could have impacted the profits and overall operations of the Company, which could have undermined the investment of the Investor. It is quite possible that the Investor could have lost a portion or their entire investment if any of the foregoing issues would have occurred.

Limited Experience: The Company has only been working in the hair and beauty product manufacturing industry since 2017, so the Company's experience in manufacturing is somewhat limited. This limited experience could have disadvantaged the Company and posed a risk to the Investor where a portion or all of their investment could have been lost.

Competition in Natural Hair Care Products Industry: The hair and skin product industry is highly competitive and could become even more competitive, affecting the Company's sales, revenues, and profits. For example, additional competitors could enter the market or there could be increased success among existing competitors. The Company competes with other similar businesses, including competitors who may have greater access to capital, marketing and sales opportunities, and other resources: Shea Moisture, Curlsmith; and Devacurl. There can be no assurance that the Company will be able to compete successfully, and competitive pressures may affect the Company's ability to earn profits.

The Company's Success Depends on the Performance of its Brands: The success of the Company depended and may depend in the future, at least in part, on the continued performance of its brands, including CurlMix® and 4C Only®, which may provide opportunities for further investment into the Company in the future. Any event materially affecting the performance of the Company's brands may have a material adverse effect on the Company in the future, and therefore, the investment of the Investor.

Not Registered with SEC and Unrated: The shares offered by the Company were not registered with the Securities and Exchange Commission (SEC). Instead, the offer and sale of the Regulation CF was made in reliance on an exemption from registration pursuant to Regulation Crowdfunding of the SEC. In addition, the shares offered through the Regulation Crowdfunding were not submitted to any rating agency to obtain an opinion or rating of the risk of investment nor will they be.

Lack of Liquidity. The Company is not currently publicly traded and there is no established secondary market or exchange for the resale of the shares. An Investor seeking to sell their stock probably had or may have great difficulty in finding a buyer in the future or may not find any buyers for the shares at all. Furthermore, unless and until the applicable shares are registered, there will likely be restrictions on the resale of the shares under federal and State securities laws.

<u>Limited Transferability of Securities</u>. The Investor should be fully aware that their shares may be transferred only if certain requirements are satisfied as further described in the Term Sheet & Subscription Agreement. The Investor has represented to the Company that it is acquiring the shares for their own investment only and without a view to their immediate resale or distribution.

<u>Risk of Litigation & Uninsured Losses</u>. The Company is not and was not subjected to lawsuits or proceedings by government entities or private parties, or other investors, or became the target of a regulatory investigation, but if such events did occur or will occur in the future, then expenses or liabilities arising from any such suit would be borne by the Company. While the Company will seek to maintain a general liability insurance policy covering its activities, such insurance may not cover all costs and expenses related to litigation. Such an event could have a material adverse effect on the Company's operations, which could negatively impact the Investor's investment and the Investor may lose its entire investment.

<u>Safety and Quality of Products.</u> The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, either of which would cause the Company's business to suffer.

<u>Other Considerations.</u> The Company is a mission-driven business that is focused on providing a product that is both safe and environmentally friendly. As a result, the Company may make decisions based on considerations other than strictly maximizing short-term profit and as a result the cost of products may be higher.

<u>Additional Regulations.</u> Our failure to comply with government rules and regulations may harm our business. Our business must comply with local, state and federal rules and regulations covering standard business, taxation and environmental requirements. We believe that we will be able to comply with the rules and regulations governing our business, but if we do fail to comply, we may be subject to fines or other penalties, or our permit or license may be lost or suspended. We may have to stop operating and our investors may lose their entire investment.

<u>Control of the Company.</u> Control of the Company and all of its operations are with Kimberly and Timothy Lewis (the "Common Directors"), Lesle Truelove ("Preferred Director"), and Series A Preferred Stockholders, and will likely remain with them. Investors must rely upon the judgment and skills of the Common Directors and Preferred Director.

<u>Risks of Insufficient Funds.</u> The Company may not raise sufficient funds to develop or enhance our products or respond to competitive pressures. Such limitation may have a material adverse effect on the Company's business, operating results and financial condition.

<u>Risks Inherent in Crowdfunding Vehicles.</u> Changes to the securities laws that went into effect on March 15, 2021, permitted the Company to use a Special Purpose Vehicle as a crowdfunding vehicle or co-issuer in the Regulation CF Offering. Under this arrangement, Investors invested in the SPV and received SPV Membership Interests. The SPV then used the money invested by the Investors to purchase the Company's Preferred Plus Stock.

A condition to using the SPV is that the SPV must pass on the same economic and governance rights that are applicable to the Preferred Plus Stock, as set forth in the Company's Amended and Restated Certificate of Incorporation and Preferred Plus Stock Subscription Agreement.

However, it may not always be possible to replicate those rights exactly because the SPV is a limited liability Company and the Company is a corporation. Because they are different entity types, the two companies are subject to different rules and regulations under Delaware law.

Crowdfunding vehicles have not been used many times for investing before, and unforeseen risks and complications for Investors may result from this arrangement. Investors are also relying on the Manager of the SPV, which is an entity separate from the Company and which the Company does not control, to make sure that the SPV complies with Delaware law and functions in accordance with securities law.

There may be circumstances under which the SPV will wind up. To our knowledge, winding up a crowdfunding vehicle has not been done before, so there may be delays, complications and unexpected risks in that process.

No assurance can be given that an Investor will realize a substantial return on investment, or any return at all, or that an Investor will not lose a substantial portion or all of the investment.

No representation or warranty of any kind is made by the Issuer, directors, officers or counsel to the Issuer, or any other professional advisors thereto with respect to any tax consequences of any investment in the Company. EACH INVESTOR SHOULD HAVE SOUGHT AND SHOULD CONTINUE TO SEEK THEIR OWN PROFESSIONAL SUPPORT CONCERNING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANY.

Rule 201(m) A description of the ownership and capital structure of the Issuer, including:

(1) The terms of the securities being offered and each other class of security of the Issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Issuer.

CurlMix

<u>Stock Warrant</u>

The Company has an outstanding stock warrant dated January 8, 2024 that grants the holder the right to purchase that number of Voting Common Stock representing an aggregate of no more or less than four percent (4%) of the issued and outstanding capitalization of the Company on a fully diluted basis at the time of exercise. This stock warrant may be exercised by the holder upon written notice and payment of the exercise price multiplied by the number of shares being purchased. The exercise price per share for this stock warrant is $.01, subject to adjustment as provided in the stock warrant. This stock warrant expires as of the earlier of: (a) 5:00 p.m., Central time, on the fifth anniversary of the date the stock warrant; (b) the date one (1) day prior to the consummation of the acquisition of the Company by a special purpose acquisition company by means of any transaction or series of related transactions to which the

Company is a party; or (c) the date one (1) day prior to the closing of a firm commitment underwritten public offering pursuant to an effective registration statement filed under the Securities Act covering the offering and sale of the Company's common stock or other equity.

This stock warrant also includes notice rights that include, but are not limited to, at least twenty (20) days prior written notice if and when the Company proposed to (a) to declare any dividend or distribution upon its capital stock, whether in cash, property, stock, or other securities and whether or not a regular cash dividend; (b) to offer for subscription pro rata to the holders of any class or series of its existing stock any additional shares of stock of any class or series or other rights; (c) to effect any reclassification or recapitalization of capital stock; (d) to merge or consolidate with or into any other corporation, or sell, lease, license, or convey all or substantially all of its assets, or to liquidate, dissolve or wind up; (e) to offer holders of registration rights the opportunity to participate in an underwritten public offering of the company's securities for cash; or (f) to conduct an underwritten public offering pursuant to an effective registration statement filed under the Securities Act covering the offering and sale of the Company's common stock or other equity.

The holder of this warrant does not have any voting rights and the rights of the securities being offered may be materially limited, diluted or qualified by the holders of this stock warrant only if exercised prior to its expiration date due to such holders having the right to purchase Voting Common Stock and the securities being offered in this Regulation Crowdfunding Offering do not have any voting rights.

The Company has another outstanding stock warrant dated June 1, 2022 that grants the holder the right to purchase that number of Series A Common Stock representing an aggregate of no more or less than one percent (1%) of the issued and outstanding capitalization of the Company on a fully diluted basis at the time of exercise. This stock warrant may be exercised by the holder upon written notice and payment of the exercise price multiplied by the number of shares being purchased. The exercise price per share for this stock warrant is the price of the Series A Common Stock issued in the Series A Round, subject to adjustment as provided herein. "Series A Round" means the first series of common stock, par value $0.0001, authorized after the date hereof. The "Series A Round" means the first offering of Series A Common Stock, provided such common stock is offered at share price based upon a pre-money valuation of at least $100 million. This stock warrant expires as of the earlier of: This stock warrant expires as of the earlier of: (a) 5:00 p.m., Central time, on the fifth anniversary of the date the stock warrant; (b) the conclusion of the Company's Series A Round; (c) the acquisition of the Company by a special purpose acquisition company by means of any transaction or series of related transactions to which the Company is a party;(d) immediately prior to the closing of a firm commitment underwritten public offering pursuant to an effective registration statement filed under the Securities Act covering the offering and sale of the Company's common stock or other equity; or (e) the commencement of any process to liquidate, dissolve or wind up the Company; or (f) the occurrence of any of the events set forth in items (e) through (f) in Section 6(f), Notice of Certain Events, of the stock warrant.

This stock warrant also includes notice rights that include, but are not limited to, at least twenty (20) days prior written notice if and when the Company proposed to (a) to declare any dividend or distribution upon its capital stock, whether in cash, property, stock, or other securities and whether or not a regular cash dividend; (b) to offer for subscription pro rata to the holders of any class or series of its existing stock any additional shares of stock of any class or series or other rights; (c) to effect any reclassification or recapitalization of capital stock; (d) to merge or consolidate with or into any other corporation, or sell, lease, license, or convey all or substantially all of its assets, or to liquidate, dissolve or wind up; (e) to offer holders of registration rights the opportunity to participate in an underwritten public offering of the company's securities for cash; or (f) to conduct an underwritten public offering pursuant to an effective registration statement filed under the Securities Act covering the offering and sale of the Company's common stock or other equity.

Just like the other stock warrant, this may materially limit, dilute or qualify by the securities being offered in this Regulation Crowdfunding Offering if exercised prior to its expiration date due to such holders having the right to purchase a future round of Common Stock.

Convertible Note

The Company has an unsecured, subordinated convertible note that includes informational rights, but no voting rights. The terms of this note may be amended, modified or waived with the written consent of the Company and the holders of more than fifty percent (50%) of the aggregate principal balance of all of the Notes; provided however, that no such amendment, waiver or modification shall: (i) reduce the principal amount of any Note without the affected holder's written consent, or (ii) reduce the rate of interest of any Note without the affected holder's written consent. Any amendment or waiver effected in accordance with this paragraph shall be binding upon all of the parties hereto. Please see more details in our response to Rule 201(p) below.

The rights of the securities being offered may be materially limited, diluted or qualified by the holders of this note due to the note having higher priority in payments and liquidation rights.

Convertible Note - Unlimited

The Company has another unsecured, subordinated convertible note that includes informational rights, but no voting rights. The terms of this note may be amended, modified or waived with the written consent of the Company and the holders of more than fifty percent (50%) of the aggregate principal balance of all of the Notes; provided however, that no such amendment, waiver or modification shall: (i) reduce the principal amount of any Note without the affected holder's written consent, or (ii) reduce the rate of interest of any Note without the affected holder's written consent. Any amendment or waiver effected in accordance with this paragraph shall be binding upon all of the parties hereto. Please see more details in our response to Rule 201(p) below.

The rights of the securities being offered are materially limited, diluted or qualified by the holders of this note due to the note having higher priority in payments and liquidation rights.

Common Stock

The Company has 12,807,991 shares of Common Stock authorized and 6,363,000 shares of

Common Stock outstanding. Holders of Common Stock have dividend and liquidation rights subjected to and qualified by the rights, powers, and preferences of the holders of Preferred Stock.

Voting Common Stock

The holders of the Voting Common Stock are entitled to one (1) vote for each share of Voting Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Voting Common Stock shall not be entitled to vote on any amendment of the Amended and Restated Certificate of Incorporation that relates solely to the terms of one (1) or more series of outstanding of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one (1) or more other such series, to vote thereon pursuant to the Amended and Restated Certificate of Incorporation or pursuant to law. Holders of Voting Common Stock shall be entitled to elect two directors of the Company.

The rights of the securities being offered are materially limited, diluted or qualified by the holders of the Voting Common Stock due to the latter having voting power.

NonVoting Common Stock

The Nonvoting Common Stock shall have no right to vote on matters presented to the Company's stockholders for approval, except where required by law. The securities being offered include convertible rights to NonVoting Common Stock.

Dividends

The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (except where permitted by the Amended and Restated Certificate of Incorporation), unless the holders of the Preferred Stock then outstanding shall first receive, out of funds legally available therefor, a dividend on each outstanding share of Preferred Stock in an amount at least equal to that dividend per share of Preferred Stock as would equal the product of the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock.

The Company may declare dividends upon Common Stock at its discretion. If and when the Company declares dividends, it shall declare dividends to the holders of Common Stock on a pro rata basis according to the number of shares held by such holders.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or Deemed Liquidation Event (as defined in the Amended and Restated Certificate of Incorporation), after the payment of all preferential amounts required to be paid to the holders of shares of Series A Preferred Stock ("Series A"), Series Seed Preferred Stock ("Preferred Seed Stock") and to the holders of Series Seed Preferred Plus Stock ("Preferred Plus Stock") as provided, the remaining funds and assets available for distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

Preferred Stock

The Company has three classes of Preferred Stock: Series A Preferred Stock (referred to herein as "Series A"), Series Seed Preferred Stock (referred to herein as "Preferred Seed Stock") and Series Seed Preferred Plus Stock (referred to herein as "Preferred Plus Stock"). There are 5,569,659 shares of Preferred Stock authorized.

Series A

There are 1,520,440 shares of Series A authorized and outstanding.

Voting

On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Series A shall be entitled to the number of whole shares of Voting Common Stock into which the shares of Series A held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Amended and Restated Certificate of Incorporation, holders of Series A shall vote together with the holders of Voting Common Stock as a single-class and on an as-converted to Voting Common Stock basis.

The rights of the securities being offered are materially limited, diluted or qualified by the holders of Series A Preferred Stock due to the Series A stockholders having voting rights.

Election of Directors

The holders of shares of Series A, exclusively and as a separate class, shall be entitled to elect one (1) director of the Company ("Preferred Director") and the holders of the Voting Common Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Company ("Common Directors").

The rights of the securities being offered are materially limited, diluted or qualified by the holders of Series A Preferred Stock due to the Series A stockholders having decision-making power over the election of a director of the Company.

Preferential Dividends

The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (except where permitted by the Amended and Restated Certificate of Incorporation), unless the holders of the Preferred Stock then outstanding shall first receive, out of funds legally available therefor, a dividend on each outstanding share of Preferred Stock in an amount at least equal to that dividend per share of Preferred Stock as would equal the product of the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into

Common Stock.

The Company may declare dividends upon Series A Stock at its discretion. If and when the Company declares dividends, it shall declare dividends to the holders of Series A Stock on a pro rata basis according to the number of shares held by such holders.

Liquidation Preference

In the event of any voluntary or in involuntary liquidation, dissolution or winding up of the Company or a Deemed Liquidation Event (as defined in the Amended and Restated Certificate of Incorporation), the holders of shares of Series A then outstanding shall be entitled to be paid out of the funds and assets of the Company available for distribution to the stockholders, before any payment shall be made to holders of Common Stock, an amount per share equal to the greater of (i) one-half (1.5) times the applicable Original Issue Price for Series A plus any dividends declared but unpaid thereon or (ii) such amount per share as would have been payable had all shares of such series of Series A been converted into Common Stock pursuant to the Amended and Restated Certificate of Incorporation immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, the funds and asset of the Company available for distribution to its stockholders are insufficient to pay the holders of shares of Series A the full amounts to which they are entitled, the holders of the shares of Series A shall ratably in any distribution of the funds and assets of the Company available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Series A held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "Original Issue Price" shall mean, with respect to Series A stock, $3.29 per share.

Conversion Rights to Common Stock

Each share of Series A stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Voting Common Stock as is determined by dividing the applicable Original Issue Price by the Conversion Price (as defined below) in effect at the time of conversion. The "Conversion Price," applicable to the Series A stock, shall initially be equal to the Original Issue Price, subject to adjustment as provided in the Amended and Restated Articles of Incorporation.

Mandatory Conversion to Common Stock

Trigger Events: Upon either (a) the closing of the sale of shares of Common Stock to the public at a price at least three (3) times the Original Issue Price of the Series A Preferred Stock (subject to appropriate adjustments in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50,000,000 of gross proceeds, net of the underwriting discount and commissions to the Corporation and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved by the Board of Directors, including the approval of the Preferred Director or (b) the date and time or the occurrence of an event specified by vote or written consent of the Requisite Holders, as defined in the Amended and Restated Certificate of Incorporation, (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to therein as the "Mandatory Conversion Time"), then (i) all outstanding shares of Voting Preferred Saock shall automatically be converted into shares of Voting Common Stock and all outstanding shares of Series Seed Preferred Stock Plus shall automatically be converted into shares of Nonvoting Common Stock, in each case, at the then effective conversion, and (ii) such shares may not be reissued by the Company.

Protective Provisions

The Company shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification or otherwise, do any of the following without (in addition to any other requirement by law or the Amended and Restated Certificate of Incorporation), the written consent or affirmative vote of the holders of Series A given in writing or by vote at a meeting:

(a) liquidate dissolve or wind-up the business and affairs of the Company, effect any merger or consolidation or any other Deemed Liquidation Event or consent to any of the foregoing;

(b) amend, alter, or repeal any provision of the Amended and Restated Certificate of Incorporation or Bylaws of the Company;

(c) (i) create, or authorize the creation of, or issue or obligate itself to issue shares of, or reclassify any capital stock unless the same ranks junior the Preferred Stock with respect to its rights, preferences, and privileges, or (ii) increase the authorized number of shares of Preferred Stock or any additional class or series of capital stock of the Company unless the same ranks junior to tire Preferred Stock with respect to its rights, preferences and privileges;

(d) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on any shares of capital stock of the Company other than (i) redemptions of or dividends or distributions on the Preferred Stock be expressly authorized in the Amended and Restated Certificate of Incorporation (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from other employees, officers, directors, consultants or other person, who performed services for the Company or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof;

(e) increase or decrease the number of directors constituting the number of Board o f Directors;

(f) repurchase or redeem or otherwise acquire for value, or pay or declare any dividend or make any distributions on any shares of capital stock (other than repurchases from other employees, officers, directors, consultants or other persons who performed services to the Company;

(g) create or authorize the creation of, or issue or authorize the issuance of any debt security or create any lien or security interest (except for purchase money liens or statutory liens of landlords, mechanics, materialmen, workmen, warehousemen and other similar persons arising or incurred in the ordinary course of business) or incur other indebtedness for borrowed money, including but not limited to obligations and contingent obligations under guarantees, or permit any subsidiary to take such action with respect to any debt security, lien, security interests, or other indebtedness for borrowed money, if the aggregate indebtedness of the Company and its subsidiaries for borrowed money following such action would exceed $500,000;

(h) enter into any exclusive license, lease, sale, distribution, or disposition of the Company's products or intellectual property;

(i) hire or terminate, or change the compensation of any executive officer of the Company, except where such change in compensation is $200,000 or less;

(j) create or hold capital stock in any subsidiary that is not wholly owned (either directly or through one (l) or more other subsidiaries) by the Company, or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer, or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Company, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or a series of related transactions) of all or substantially all of the assets of such subsidiary;

(k) make any loan or advance to any person, including any employee or director of the Company, except for loans, advances, or similar expenditures in the ordinary coarse of business or under the terms of a stock plan, option plan or similar incentive equity plan, approved by the Board of Directors;

(l) consummate an Initial Public Offering;

(m) enter into or be party to any transaction with, any director, officer, or employee of the Company, or any associate, except for contractual benefits and arrangements available to all employees of the Company;

(n) make any material change in the nature of the Company's business.

The rights of the securities being offered are materially limited, diluted or qualified by the holders of Series A Preferred Stock's sole right to protective provisions due to these provisions requiring approval of Series A stockholders for certain events that will affect all stockholders.

Registration Rights

Series A stockholders have registration rights, as further described in an Investors' Rights Agreement.

The rights of the securities being offered are materially limited, diluted or qualified by the holders of Series A Preferred Stock's right to registration due to this right requiring the e stockholders and thCompany to register all shares to be registered publicly, with or without the approval of the holders of the securities being offered.

Information Rights

Series A stockholders have informational rights, as further described in an Investors' Rights Agreement, subject to certain confidentiality provisions.

The rights of the securities being offered are materially limited, diluted or qualified by the holders of Series A Preferred Stock's informational rights because these rights provide Series A stockholders with greater information than that is afforded to all other stockholders.

Participation Rights

Series A stockholders have a right of first offer of New Securities, as defined in the Company's Investors' Rights Agreement. If the Company proposes to offer or sell any New Securities, the Company shall first offer such New Securities to certain Series A stockholders.

The rights of the securities being offered are materially limited, diluted or qualified by the holders of Series A Preferred Stock's participation rights because these rights provide Series A stockholders with the option to purchase new securities prior to any third-party or other stockholder of the Company. Thus, Series A stockholders have the right to prevent their dilution in the Company at the expense of the other stockholders.

Right of Co-Sale

Series A stockholders have the right to participate in a Proposed Key Holder Transfer on the terms and specified in a Proposed Transfer Notice, as further described in a Right to Co-Sale Agreement. A Key Holder is a holder of Common Stock of the Company.

The rights of the securities being offered are materially limited, diluted or qualified by the holders of Series A Preferred Stock's right to co-sale because this right provides Series A stockholders with an option to purchase additional shares from key holders of the Company, a right afforded to no other stockholder. Thus, Series A stockholders have the right to prevent their dilution in the Company at the expense of the other stockholders.

Drag-Along Rights

In the event that (i) the holders of a majority of the shares of Voting Common Stock then issued or issuable upon conversion of the shares of Series A Preferred Stock; (ii) the Board; and (iii) the holders of a majority of the then outstanding shares of Voting Common Stock (other than those issued or issuable upon conversion of the shares of Preferred Stock) held by Key Holders who are then providing services to the Company as officers, employees or consultants voting as a separate class, approve a Sale of the Company (as further defined in the Company's Voting Agreement), then each stockholder and the Company hereby agree that if such transaction requires stockholder approval, with respect to all shares that such stockholder, shall be required to vote all shares in favor of, and adopt, such Sale of the Company and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such sale of the Company, among other Drag-Along Rights specified in that Voting Agreement by and between the Company and its stockholders.

The rights of the securities being offered are materially limited, diluted or qualified by the holders of Series A Preferred Stock's drag-along rights because these rights provide Series A stockholders with the power to force a sale of the Company at the expense of all other preferred stockholders.

Preferred Seed Stock

There are 1,093,228 shares of Preferred Seed Stock authorized and outstanding.

Voting

On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Seed Stock shall be entitled to the number of whole shares of Voting Common Stock into which the shares of Preferred Seed Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Amended and Restated Certificate of Incorporation, holders of Preferred Seed Stock shall vote together with the holders of Voting Common Stock as a single-class and on an as-converted to Voting Common Stock basis.

Liquidation Preference

In the event of any voluntary or in involuntary liquidation, dissolution or winding up of the Company or a Deemed Liquidation Event (as defined in the Amended and Restated Certificate of Incorporation), the holders of shares of Preferred Seed Stock then outstanding shall be entitled to be paid out of the funds and assets of the Company available for distribution to the stockholders, before any payment shall be made to holders of Common Stock, an amount per share equal to the greater of (i) one (1) times the applicable Original Issue Price for Preferred Seed Stock plus any dividends declared but unpaid thereon or (ii) such amount per share as would have been payable had all shares of such series of Preferred Seed Stock been converted into Common Stock pursuant to the Amended and Restated Certificate of Incorporation immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, the funds and asset of the Company available for distribution to its stockholders are insufficient to pay the holders of shares of Preferred Seed Stock the full amounts to which they are entitled, the holders of the shares of Preferred Seed Stock shall ratably in any distribution of the funds and assets of the Company available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Seed Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "Original Issue Price" shall mean, with respect to Preferred Seed Stock, $1.53 per share.

Preferential Dividends

The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (except where permitted by the Amended and Restated Certificate of Incorporation), unless the holders of the Preferred Stock then outstanding shall first receive, out of funds legally available therefor, a dividend on each outstanding share of Preferred Stock in an amount at least equal to that dividend per share of Preferred Stock as would equal the product of the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock.

The Company may declare dividends upon the Preferred Seed Stock at its discretion. If and when the Company declares dividends, it shall declare dividends pro rata on the Preferred Plus Stock according to the number of shares held by such holders.

Conversion Rights to Common Stock

Each share of Preferred Seed Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Voting Common Stock as is determined by dividing the applicable Original Issue Price by the Conversion Price in effect at the time of conversion. The "Conversion Price," applicable to the Preferred Seed Stock, shall initially be equal to the Original Issue Price, subject to adjustment as provided in the Amended and Restated Articles of Incorporation.

Mandatory Conversion to Common Stock

See above

No Redemption Rights

The Preferred Stock is not redeemable at the option of the holders.

Otherwise Acquired Shares

Any shares of Preferred Stock that were converted or otherwise acquired by the Company or any of its subsidiaries shall be automatically and immediately canceled and retired and shall not be reissued, sold or transferred. Neither the Company nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following conversion or acquisition.

Preferred Plus Stock (Sold to the SPV in the Regulation Crowdfunding Offering)

There are 2,955,991 shares of Preferred Plus Stock authorized and 2,995,991 shares of Preferred Plus Stock outstanding. The shares of Preferred Plus Stock were sold during the Regulation CF Offering to the SPV as described in more detail later in this report.

The voting, dividend and liquidation rights of the holders of the Preferred Plus Stock are subject to and qualified by the rights, powers and privileges of the holders of the Common Stock and Preferred Seed Stock.

Voting

The holders of the Preferred Plus Stock *are not* entitled to vote, unless otherwise required by law. Notwithstanding, the number of authorized shares of Preferred Plus Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Company representing a majority of the votes represented by all outstanding shares of capital stock of the Company, whether or not entitled to vote.

Liquidation

In the event of any voluntary or in involuntary liquidation, dissolution or winding up of the Company or a Deemed Liquidation Event (as defined in the Amended and Restated Certificate of Incorporation), the holders of shares of Preferred Plus Stock (e.g., the SPV) then outstanding shall be entitled to be paid out of the funds and assets of the Company available for distribution to the stockholders, before any payment shall be made to holders of Common Stock, an amount per share equal to the greater of one (1) times the applicable Original Issue Price for Preferred Plus Stock plus any dividends declared but unpaid thereon. If upon any such liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, the funds and asset of the Company available for distribution to its stockholders are insufficient to pay the holders of shares of Preferred Plus Stock the full amounts to which they are entitled, the holders of the shares of Preferred Plus Stock shall ratably in any distribution of the funds and assets of the Company available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Plus Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "Original Issue Price" shall mean, with respect to Preferred Plus Stock, $3.29 per share.

Preferential Dividends

The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (except where permitted by the Amended and Restated Certificate of Incorporation), unless the holders of the Preferred Stock then outstanding shall first receive, out of funds legally available therefor, a dividend on each outstanding share of Preferred Stock in an amount at least equal to that dividend per share of Preferred Stock as would equal the product of the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock.

The Company may declare dividends upon the Preferred Plus Stock at its discretion. If and when the Company declares dividends, it shall declare dividends pro rata on the Preferred Plus Stock according to the number of shares held by such holders.

Conversion Rights to Common Stock

Each share of Preferred Plus Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of NonVoting Common Stock as is determined by dividing the applicable Original Issue Price by the Conversion Price in effect at the time of conversion. The "Conversion Price," applicable to the Preferred Plus Stock, shall initially be equal to the Original Issue Price, subject to adjustment as provided in the

Amended and Restated Articles of Incorporation.

Mandatory Conversion to Common Stock

See above.

No Redemption Rights

The Preferred Plus Stock is not redeemable at the option of the holders.

Otherwise Acquired Shares

Any shares of Preferred Plus Stock that were converted or otherwise acquired by the Company or any of its subsidiaries shall be automatically and immediately canceled and retired and shall not be reissued, sold or transferred. Neither the Company nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Plus Stock following conversion or acquisition.

Comparison of Rights of Preferred Plus Stock to Other Classes of Securities of the Issuer

Unlike the Series A Preferred stockholders, the Preferred Plus Stock will not have any protective rights, as those mentioned above and as further described in the Amended and Restated Articles of Incorporation of the Company. The Preferred Plus Stock will also lack the following rights afforded to the Series A stockholders: (a) Conversion Rights to Voting Common Stock, (b) Election of Directors, (c) Inspection & Informational Rights, (d) Participation Rights & Right of First Offer, (e) Registration Rights, and (f) Right of First Refusal and Co-Sale Rights, all of which will be managed at the discretion of the Company, Board of Directors, and Series A stockholders.

Furthermore, the rights of the Preferred Plus Stock may be materially limited, diluted, or qualified by the rights of the other classes of stocks whereby the Common Stock, Preferred Seed Stock, and Series A stock will all have voting and governance rights within the Company that could limit the rights of control of the Preferred Plus Stockholders in a material way. For example, these voting investors could vote to change the business operations of the Company, dissolve or sell the Company, or cause the Company to engage in additional offerings. The Company may make other decisions with which the Preferred Plus Stockholders disagree, or that otherwise negatively affect the value of the Preferred Plus Stockholders' securities in the Company, and the Preferred Plus Stockholders will have no recourse to change these decisions. Likewise, the other Preferred Stock investors have certain protective rights that will conflict with the rights of the investors or future investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Preferred Plus Stock. Other holders of securities of the Company, such as the Series A stockholders, will also have access to more information than the investors, leaving the Preferred Plus Stockholders at a disadvantage with respect to any decisions regarding the stock that they own.

Likewise, the rights of the holders of the Convertible Notes and Stock Warrant of the Company will have preference over the rights of the holders of the Preferred Plus Stock. A description of the material terms of such debt and convertible securities is below. Similarly, the interests of these debtholders and the other Preferred Stockholders could dilute the interests of the Preferred Plus Stockholders, which means that the pro-rata portion of the securities issued by the Company to the Preferred Plus Stockholders may decrease, and otherwise affect their return on investment, including resulting in a loss of all or part of their investment in the Company. This is especially true where the Preferred Plus Stockholders have no voting or governance rights to control for this, and will need permission from the existing investors in order to do so.

Unlike the other stockholders, holders of Preferred Plus Stock do not have voting rights.

Unlike holders of Series A stockholders, holders of Preferred Plus Stock do not have Drag-Along Rights, the rights included in the "Protective Provisions" above, "Participation Rights," Conversion Rights, or the right to participate in dividends with holders of Common Stock.

The above description terms of the Company's outstanding stock is a summary only. Please see the Company's Amended and Restated Certificate of Incorporation (**Exhibit A**) and the Preferred Plus Stock Subscription Agreement (**Exhibit B**) for the full terms.

A description of the material terms of such debt and convertible securities is below.

SPV

SPV Membership Interests Issued to Investors

The Regulation CF Offering was conducted through the SPV, which is a limited liability company as well as a crowdfunding vehicle exempt from registration under Rule 3a-9 of the Investment Company Act. The SPV received amounts invested by Investors in the Regulation CF Offering and invested those amounts into the Company in exchange for shares of Preferred Plus Stock. In exchange for their investment in the SPV, Investors in the Regulation CF Offering received SPV Membership Interests and became members of the SPV.

The Company's use of the SPV is intended to allow the Investors and the SPV to achieve the same economic exposure, voting power, and ability to assert state and federal law rights, as well as receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV did not result in any additional fees being charged to Investors.

The SPV has been organized and is operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities: specifically, the Preferred Plus Stock. The SPV will not borrow money and will use all of the proceeds from the sale of its SPV Membership Interests solely to purchase Preferred Plus Stock of the Company. As a result, an Investor in the SPV has more or less the same relationship to the Company's Preferred Plus Stock in terms of number, denomination, type and rights, as if the Investor invested directly in the Company.

In other words, the SPV Membership Interests have virtually the same rights, with regard to the

Company, as the Preferred Plus Stock.

Below are some of the rights of the Investors of the SPV Membership Interests:

Voting Rights

The Investor has *no* voting rights. However, the Investor has appointed a lead investor as the Investor's true and lawful proxy and attorney with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote, where required by law, all SPV Membership Interests the Investor purchased in the Regulation CF Offering, and (ii) execute, in connection with such voting power, any instrument or document that the lead investor determines is necessary and appropriate in the exercise of his or her authority. Such proxy will be irrevocable by the Investor unless and until a replacement lead investor takes the place of the lead investor. Upon notice that such replacement has occurred, the Investor will have five calendar days to revoke the proxy. If the proxy is not revoked within the five-day time period, it shall remain in effect.

Restriction on Transferability

The SPV Membership Interests are subject to restrictions on transfer, in addition to those otherwise described herein, set forth in the SPV Subscription Agreement and the SPV Operating Agreement. The SPV Membership Interests may not be transferred without the prior approval of the Company on behalf of the SPV.

Repurchase

If it is likely that within twelve months the securities of the SPV or the Company will be held of record by a number of persons that would require the SPV or the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended ("Exchange Act"), as required by Section 12(g) or 15(d) thereof, the SPV shall have the option to repurchase the SPV Membership Interests from each Investor to the extent necessary to avoid the requirement to register a class of its securities under the Exchange Act. Such repurchase of the SPV Membership Interests shall be for the greater of (i) the purchase price of the SPV Membership Interests, or (ii) the fair market value of the SPV Membership Interests, as determined by an independent appraiser of securities chosen by the Administrator. Any such repurchase may only occur with the consent of the Manager of the SPV.

Modification

Terms contained within the SPV Subscription Agreement may be amended with the consent of the Investor and the Company on behalf of the SPV. Such terms include the ones described above under "Voting Rights," "Restrictions on Transferability,"and "Repurchase."

The above is just a summary of some of the key terms of the SPV Membership Interests. Please see the SPV Subscription Agreement and SPV Operating Agreement for more detail.

Please also see our response to Rule 201(f) (discussing risk factors) for an explanation of additional circumstances under which the rights of the SPV Membership Interests and the rights of the Preferred Plus Stock may differ.

(2) A description of how the exercise of rights held by the principal shareholders of the Issuer could affect the purchasers of the securities being offered.

The principal shareholders of the Company are entitled to vote on all matters and the Investor (through the SPV) is not entitled to vote on any matters, except where required by law. Such shareholders may make decisions with which the Investor disagrees or that negatively affect the value of the Investor's SPV Membership Interests, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for and advantageous to the Investor.

For example, the principal shareholders may change the terms of the Company's Amended and Restated Certificate of Incorporation, change the terms of securities issued by the Company, change the management of the Company, and even buy out the minority holders of securities, including the Investors in the Company's SPV. The principal shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to the Investor but favorable to the principal shareholders. They may also vote to engage in new offerings and/or to register the Company's securities in a way that benefits the principal shareholders, Series A Investors and Series Seed Preferred Investors, but that negatively affects the Investors and the value of the SPV Membership Interests.

Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the Investor's SPV Membership Interests. In cases where the rights of holders of convertible debt, like the holders of the convertible notes described above, or holders of future securities that can be converted into or exercised for shares of the Company's stock, the Investor's interest in the Company (via the SPV) may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could diminish the Investor's economic rights (such as the Investor's rights, described above, regarding liquidation and dividends) as well as the Investor's already limited voting rights.

(3) The name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this report is filed, who is the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power.

Please see our response to Rule 201(c) above.

(4) How the securities being offered are being valued, and examples of methods for how such securities may be valued by the Issuer in the future, including during subsequent corporate actions.

The offering price for the securities was determined by a valuation that took into account one or more of the following factors:

unrelated third party valuations

the price at which we sell other securities, such as convertible debt or other classes of stock, in light of the rights, preferences and privileges of those securities relative to those of the securities

our results of operations, financial position and capital resources

current business conditions and projections

the marketability or lack of marketability of the securities

the hiring of key personnel and the experience of our management

the introduction of new products

the risk inherent in the development and expansion of our products

our stage of development and material risks related to our business

the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business

industry trends and competitive environment

trends in consumer spending, including consumer confidence

overall economic indicators, including gross domestic product, employment, inflation and interest rates

the general economic outlook

We analyzed factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we used methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market. Similarly, we used other methodologies that considered the price of previous securities sales and business conditions.

been determined arbitrarily by the Company and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the price should not be considered to be indicative of the actual value of the securities.

(5) The risks to purchasers of the securities relating to minority ownership in the Issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the Issuer or of assets of the Issuer or transactions with related parties.

Minority ownership. An Investor in this offering will hold a minority position in the Company (through the SPV). As a minority, non-voting shareholder, the Investor will be limited as to its ability to influence the operations of the Company. (See Items (m)(1) and (m)(2) above.)

The marketability and value of the Investor's SPV Interest will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board, and the Investor will have no right to name or remove an officer or member of the Board of the Company. .

Additional issuances of securities. Following the Investor's investment, the Company may sell securities to additional Investors, which may dilute Investor's percentage interest in the Company (via the SPV). The Investor may have the opportunity to increase its investment in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment may result in substantial dilution of the Investor's interest in the Company.

A sale of the Company or of assets of the Company. As a non-voting, minority investor in the Company (through the SPV), the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Additionally, the Investor will rely upon the executive management of the Company and the Board to manage the Company so as to maximize value for shareholders, including the SPV in which the Investors are invested. Accordingly, the success of the Investor's investment will depend in large part upon the skill and expertise of the executive management of the Company and the Board. If the Board and voting shareholders authorize a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, the maximum value the Investor is entitled to receive from the sale is an amount equal to their original investment amount plus any dividends declared but unpaid thereon, and there is no guarantee that the Investor will receive that full amount, or any amount. Likewise, if the Investor is entitled to dissent from the sale or disposition, there is no guarantee that the consideration the Investor receives for the Investor's SPV Interest will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Issuer may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management or Board of Directors of the Issuer will be guided by their good faith judgment as to the Issuer's best interests. The Issuer may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Issuer to its shareholders or other investors. By acquiring an interest in the SPV, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Please see our response to Rule 201(f) above for other risk factors.

(6) A description of the restrictions on transfer of the securities, as set forth in 17 CFR § 227.501.

17 CFR § 227.501 provides that the Note may not be transferred for one year after it is issued unless it is transferred:

(i) To the Issuer;

(ii) To an accredited investor;

(iii) As part of an offering registered with the SEC; or

(iv)   To a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.

For purposes of this Rule 201(m)(6), the term accredited investor shall mean any person who comes within any of the categories set forth in 17 CFR § 230.501(a), or who the Issuer reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

For purposes of this Rule 201(m)(6), the term member of the family of the investor or the equivalent includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this Rule 201(m)(6), the term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Rule 201(p) A description of the material terms of any indebtedness of the Issuer, including the amount, interest rate, maturity date and any other material terms.

Creditor	Amount Owed	Interest Rate	Maturity Date	Other Material Terms
Shopify Capital	$352,900	Approximately 14% (repayment is 12% of daily sales)	October 27, 2026	
Telisa Yancy	$200,000	5.25%	March 1, 2028	Interest on the Note will begin to accrue on the Interest Accrual Start Date of March 1, 2025. Interest will continue to accrue until the Maturity Date. The first interest payment is due on the Maturity Date. The entire outstanding principal balance of the Note,

				together with all accrued and unpaid interest, shall be due and payable in full at the Maturity Date, unless earlier converted into equity securities. Optional Conversions: 1.M&A Transaction Conversion 2. Conversion upon Change in Valuation 3. Conversion for any other reason before Maturity Date 4. Conversion upon Next Financing. Subordination Note is unsecured. Security The Note will be subordinated in rights of payment to all indebtedness of the Company to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions and/or

				other institutions regularly engaged in the business of lending money. Informational Rights. Lender has the right to quarterly and yearly updates from the Company regarding all material updates and changes to the financial history and operations of the Company.
Jennifer Steans	$350,000	5.25%	April 1, 2028	Interest on the Note will begin to accrue on the Interest Accrual Start Date of April 1, 2025. Interest will continue to accrue until the Maturity Date. The first interest payment is due on the Maturity Date. The entire outstanding principal balance of the Note, together with all accrued and unpaid interest, shall be due and payable in full at the Maturity Date, unless earlier converted into equity securities.

				Optional Conversions: 1.M&A Transaction Conversion 2. Conversion upon Change in Valuation 3. Conversion for any other reason before Maturity Date 4. Conversion upon Next Financing. Subordination Note is unsecured. Security The Note will be subordinated in rights of payment to all indebtedness of the Company to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions and/or other institutions regularly engaged in the business of lending money. Informational Rights. Lender has the right to quarterly and

				yearly updates from the Company regarding all material updates and changes to the financial history and operations of the Company.

SPV

Not applicable.

Rule 201(q) A description of exempt offerings conducted within the past three years.

In 2023, CurlMix raised $3,200,000 in preferred equity through a Series A offering through Rule 506(c) of Regulation D under the Securities Act and simultaneously raising an additional $300,000 in an unsecured convertible note through Rule 506(c), which later converted to Series A preferred equities, totaling $3,500,000 in preferred equity securities.

In 2024, CurlMix raised an additional $1,500,000 in preferred equity through a Series A offering through Rule 506(c) of Regulation D under the Securities Act. Also in 2024, CurlMix through the SPV, raised an additional $1,536,742 through a Regulation Crowdfunding Offering that ended on April 29, 2024.

In 2025, the Company sold a $200,000 unsecured, subordinated convertible note through an exempt offering pursuant to Rule 506(c) under Regulation D of the U.S. Securities Act. The Company also sold a $200,000 unsecured, subordinated convertible note through an unlimited offer to accredited investors through Rule 506(c) under Regulation D.

Rule 201(r) A description of any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, to which the Issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance on section 4(a)(6) of the Securities Act during the preceding 12-month period, inclusive of the amount the Issuer seeks to raise in the current offering under such section, in which any of the following persons had or is to have a direct or indirect material interest:

(1) Any director or officer of the Issuer;

(2) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the report or report is filed, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) If the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or

(4) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

None.

Rule 201(s) A discussion of the Issuer's financial condition, including, to the extent

material, liquidity, capital resources and historical results of operations.

Investors should read the following discussion and analysis of the Issuer's financial condition and results of operations together with the Issuer's financial statements (Exhibit F) and the related notes and other financial information included elsewhere in this report. Some of the information in this discussion and analysis, including information regarding the strategy and plans for the Issuer's business, includes forward-looking statements that involve risks or uncertainties. You should review the Issuer's response to Rule 201(f) ("Risk Factors") for a discussion of important factors that could cause actual results to differ materially from the results described or implied by the forward-looking statements contained in the following discussion and analysis.

CurlMix

2023 Results of Operations, Liquidity and Capital Resources

In 2023, the Company generated $5,527,835.04 in revenue through sale of its products. The Company's expenses were approximately $7,107,692.40 In 2023, the Company's capital resources consisted of funds raised through a Series A equity round totaling $5,000,000. Our gross profits were $3,792,295.55.

Successes and Challenges in 2023

In 2023,we had a very high monthly cash burn. The launch to retail was very expensive and we were overstaffed. We had delays in capital funding, which halted growth.

2024 Results of Operations, Liquidity and Capital Resources

In 2024, the Company generated $4,449,100.61 in revenue through sale of its products. The Company's expenses were approximately $5,260,380.53. Also in 2024, the Company's capital resources consisted of funds raised through this Regulation Crowdfunding Offering. Our gross profits were $2,756,820.00 in 2024. The proceeds of the Regulation CF Offering helped us significantly, affording us the opportunity to launch into ULTA Beauty.

Successes and Challenges in 2024

The launch into traditional retail (ULTA Beauty) was expensive. We also had to cut staff by 50%. However, the Reg CF Offering helped us to successfully launch into traditional retail and retain other staff.

2025 Current Results of Operations, Liquidity and Capital Resources

In 2025, we are experiencing tremendous efficiency this year and received two unsecured and subordinated convertible notes totaling $400,000 to support general operations of the Company.

We are pursuing debt consolidation opportunities this year. However, we do not believe we need to raise more funding at this point. Though, raising more capital could be beneficial for scaling to $10 million in annual revenue.

We expect to be profitable this year due to our recent debt forgiveness.

We reduced operating expenses by 29% year to date. We increased gross profits by 5%. Revenue is up 10%.

Our unsecured, subordinated $3,500,000 promissory note sold in 2022 was forgiven in May 2025, substantially lowering the debt obligations of the Company.

Outlook for 2026

We expect to have another profitable year in 2026 and will have the capital needed to scale our production.

SPV

The SPV has been organized and is operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities. The SPV will not borrow money and will use all of the proceeds from the sale of its SPV Membership Interests solely to purchase Preferred Plus Stock of the Company.

Rule 201(x) Whether the Issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of 17 CFR §227.202.

No.

Exhibits List

Exhibit A: Amended and Restated Certificate of Incorporation
Exhibit B: Certification of Principal Executive Officer
Exhibit C: Financial Statements

EXHIBIT A

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF LISTENER BRANDS, INC.

(Pursuant to Sections 242 and 245 of the General
Corporation Law of the State of Delaware)

Listener Brands, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Listener Brands, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on June 28, 2017, under the name CurlMix Inc.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Amended and Restated Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefore, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Amended and Restated Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

Exhibit A referred to in the resolution above is attached hereto as Exhibit A and is hereby incorporated herein by this reference.

1. That the foregoing restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

2. That this Amended and Restated Certificate of Incorporation, which amends, restates, and integrates the provisions of this Corporation's Amended and Restated Certificate of Incorporation, has been duly adopted, in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this the __25__ day of January 2024.

By:

Kimberly Lewis, Chief Executive Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:28 AM 01/26/2024
FILED 11:28 AM 01/26/2024
SR 20240253151 - File Number 6459359

EXHIBIT A

LISTENER BRANDS, INC.
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

1. **FIRST:** The name of this corporation is Listener Brands, Inc. (the **"Corporation"**).

2. **SECOND:** The address of the registered office of the Corporation in the State of Delaware is 8 The Green, Ste. A, Dover, Delaware 19901 in the County of Kent. The name of its registered agent at such address is A Registered Agent, Inc.

3. **THIRD:** The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

4. **FOURTH:** This Corporation is authorized to issue two classes of stock to be designated, respectively, common stock and preferred stock as of the effective date of this Restated Certificate of Incorporation (this **"Restated Certificate"**). The total number of shares that this Corporation is authorized to issue is 18,377,650. The total number of shares of common stock authorized to be issued is 12,807,991, par value $0.0001 per share (the **"Common Stock"**), 2,955,991 of which are designated as a series of Common Stock denominated **"Nonvoting Common Stock,"** and 9,852,000 of which are designated as a series of Common Stock denominated **"Voting Common Stock."** The total number of shares of preferred stock authorized to be issued is 5,569,659, par value $0.001 per share (the **"Preferred Stock"**), 1,093,228 of which are designated **"Series Seed Preferred Stock,"** 2,955,991 of which are designated as **"Series Seed Preferred Stock Plus,"** and 1,520,440 of which are designated **"Series A Preferred Stock"** and, together with the Series Seed Preferred Stock, the **"Voting Preferred Stock."**

The following is a statement of the designations and the powers, privileges, and rights, and the qualifications, limitations, or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. <u>General.</u> The voting, dividend, and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers, and preferences of the holders of the Preferred Stock set forth herein.

2. <u>Voting</u>
2.1 <u>Voting Common Stock.</u> The holders of the Voting Common Stock are entitled to one (1) vote for each share of Voting Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Voting Common Stock shall not be entitled to vote on any amendment to this Restated Certificate that relates solely to the terms of one (1) or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one (1) or more other such series, to vote thereon pursuant to this Restated Certificate or pursuant to the General Corporation Law.

Unless required by law, there shall be no cumulative voting. The number of authorized shares of Voting Common Stock may be increased or decreased (but not below the number of *shares* thereof then outstanding) by (in addition to any vote of the holders of one (1) or more series of Voting Preferred Stock that may be required by the terms of this Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation law and without a separate class vote of the holders of the Voting Common Stock.

2.2   Nonvoting Common Stock. The Nonvoting Common Stock shall have no right to vote on matters presented to the Corporation's stockholders for approval (and shall not be included in determining the number of shares voting or entitled to vote on a given matter), except (a) as required by applicable law, and (b) that any amendment, alteration or repeal (including by merger, consolidation or otherwise) of any provision of this Restated Certificate that would significantly and adversely affect the rights of the Nonvoting Common Stock shall require the approval of the holders of a majority of the outstanding shares of Nonvoting Common Stock voting separately as a class. For the avoidance of doubt, other than as described herein, the rights of holders of Nonvoting Common Stock shall be identical to the rights granted to holders of Voting Common Stock.

B. PREFERRED STOCK

The rights, preferences, powers, privileges and restrictions, qualifications, and limitations of the Preferred Stock are set forth below. Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article Fourth refer to sections and subsections of this Part B of Article Fourth.

1. Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Restated Certificate) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, out of funds legally available therefor, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of such series of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend paid on such class or series of capital stock in shares of such stock or any stock split, combination or other similar recapitalization with respect to such class or series of capital stock) and (B) multiplying such fraction by an amount equal to the Original Issue Price for such series of Preferred Stock (as defined below) per share of such Preferred Stock; provided that, if the Corporation declares, pays, or sets aside, on the same date, a dividend on shares of more than one (1) class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The "Original Issue

Price" shall mean, with respect to the Series Seed Preferred Stock, $1.53 per share, with respect to the Series Seed Preferred Stock Plus, $3.29 per share, and with respect to the Series A Preferred Stock, $3.29 per share, in each case, subject to appropriate adjustment in the event of any stock dividend paid or any stock split, combination or other similar recapitalization.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations, and Asset Sales.

2.1   Preferential Payments to Holders of Preferred Stock   In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event (as defined below), the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets of the Corporation available for distribution to the stockholders, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) (x) one (1) times the applicable Original Issue Price for Series Seed Preferred Stock and Series Seed Preferred Stock Plus and (y) one and one-half (1.5) times the Original Issue Price for Series A Preferred Stock, in each case, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of such series of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "Liquidation Amount" for such series of Preferred Stock). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the funds and assets of the Corporation available for distribution to its stockholders are insufficient to pay the holders of shares of Preferred Stock the full amounts to which they are entitled under this Section 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the funds and assets of the Corporation available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full

2.2   Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3 Deemed Liquidation Events.
        2.3.1   Definition. Each of the following events shall be considered a "Deemed Liquidation Event" unless the holders of at least 50% of the outstanding shares of Series A Preferred Stock (the "Requisite Holders") elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of

any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority of the voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one (1) or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2.3.(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Corporation in accordance with Sections 2.1 and2.2.

(b) In the event of a Deemed Liquidation Event referred to in Section 2.3. l(a)(ii) or 2.3.l(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall

send a written notice to each holder of Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Preferred Stock, and (ii) if the Requisite Holders so request in a mitten instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to *Its* stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the **"Available Proceeds"**), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. The provisions of Section 6 shall apply, with such necessary changes in the details thereof as are necessitated by the context, to the redemption of the Preferred Stock pursuant to this Section 23 .2(b). Prior to the distribution or redemption provided for in this Section 2.3.2(.b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

2.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation, including the approval of the Preferred Director (as defined below).

2.3.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Section 2.3.l(a)(i), if any portion of the consideration payable to the stockholders of the

Corporation is payable only upon satisfaction of contingencies (the "Additional Consideration"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "Initial Consideration") shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. Voting.

3.1   General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Voting Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Voting Common Stock into which the shares of Voting Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provision of this Restated Certificate, holders of Voting Preferred Stock shall vote together with the holders of Voting Common Stock as a single class and on an as-converted to Voting Common Stock basis. Shares of Series Seed Preferred Stock Plus shall be non-voting.

3.2   Election of Directors. The holders of record of the shares of Series A Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation (the "Preferred Director") and the holders of record of the shares of Voting Common Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Corporation (the "Common Directors"): provided, however, for administrative convenience, the initial Preferred Director may also be appointed by the Board of Directors in connection with the approval of the initial issuance of Series A Preferred Stock without a separate action by the holders of Series A Preferred Stock. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Series A Preferred Stock or Voting Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Section 3.2. then any directorship not filled shall remain vacant until such time as the holders of the Series A Preferred Stock or Voting Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Voting Common Stock and of any other class or series of voting stock (including the Voting Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section 3.2, a vacancy in any directorship filled by the holders of any class or classes or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or classes or series or by any remaining director or directors elected by the holders of such class or classes or series pursuant to this Section 3.2

3.3   Series A Preferred Stock Protective Provisions. The Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, do any of the following without (in addition to any other vote required by law or this Restated Certificate) the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect:

3.3.1   liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

3.3.2   amend, alter, or repeal any provision of this Restated Certificate or Bylaws of the Corporation;

3.3.3   (i) create, or authorize the creation of, or issue or obligate itself to issue shares of, or reclassify, any capital stock unless the same ranks junior to the Preferred Stock with respect to its rights, preferences and privileges, or (ii) increase the authorized number of shares of Preferred Stock or any additional class or series of capital stock of the Corporation unless the same ranks junior to the Preferred Stock with respect to its rights, preferences and privileges;

3.3.4   increase or decrease the authorized number of shares of Common Stock or Preferred Stock;

3.3.5   purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Preferred Stock be expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof;

3.3.6   increase or decrease the authorized number of directors constituting the Board of Directors;

3.3.7   repurchase or redeem or otherwise acquire for value, or pay or declare any dividend or make any distributions on, any shares of capital stock (other than repurchases from former employees, officers, directors, consultants or other persons who performed services to the Company;

3.3.8   create, or authorize the creation of, or issue, or authorize the issuance of any debt security or create any lien or security interest (except for purchase money liens or statutory liens of landlords, mechanics, materialmen, workmen, warehousemen and other similar persons arising or incurred in the ordinary course of business) or incur other indebtedness for borrowed money, including but not limited to obligations and contingent obligations under guarantees, or permit any subsidiary to take any such action with respect to any debt security lien, security interest or other indebtedness for borrowed money, if the aggregate indebtedness of the Corporation and its subsidiaries for borrowed money following such action would exceed $500,000;

3.3.9 enter into any exclusive license, lease, sale, distribution or disposition of the Company's products or intellectual property;

3.3.10 hire or terminate, or change the compensation of, any executive officer of the Corporation, except where such change in compensation: $200,000 or less;

3.3.11 create, or hold capital stock in, any subsidiary that's not wholly owned (either directly or through one (1) or more other subsidiaries) by the Corporation, or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary;

3.3.12 make any loan or advance to any person, including any employee or director of the Company, except for loans, advances and similar expenditures in the ordinary course of business or under the terms of a stock plan, option plan or similar incentive equity plan approved by the Board of Directors;

3.3.13 consummate an Initial Public Offering;

3.3.14 enter into or be a party to any transaction with, any director, officer or employee of the Company, or any "associate" (as defined in Rule 12b-2 promulgated under the Exchange Act of 1934, as amended) thereof, except for contractual benefits and arrangements available to all employees of the Company; or

3.3.15 make any material change in the nature of the Company's business.

4. Optional Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

4.1 Right to Convert

4.1.1 Conversion Ratio. Each share of Voting Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Voting Common Stock as is determined by dividing the applicable Original Issue Price by the Conversion Price (as defined below) in effect at the time of conversion. Each share of Series Seed Preferred Stock Plus shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Nonvoting Common Stock as is determined by dividing the Series Seed Preferred Stock Plus Original Issue Price by the applicable Conversion Price in effect at the time of conversion. The "Conversion Price" applicable to each series of Preferred Stock shall initially be equal to the applicable Original Issue Price for such series of Preferred Stock. Such initial Conversion Price, also the rate at which shares of Preferred Stock may be converted into shares of Common

Stock, shall be subject to adjustment as provided below.

4.1.2 <u>Termination of Conversion Rights.</u> In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock; <u>provided</u> that the foregoing termination of Conversion Rights shall not affect the amount(s) otherwise paid or payable in accordance with <u>Section 21</u> to holders of Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event

4.2 <u>Fractional Shares</u>. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the number of shares of Common Stock to be issued upon conversion of the Preferred Stock shall be rounded to the nearest whole share.

4.3 <u>Mechanics of Conversion.</u>

4.3.1 <u>Notice of Conversion.</u> In order for a holder of Preferred Stock to voluntarily convert shares of such Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event in which such conversion is contingent and (b) if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock be issued If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "Conversion Time"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, and (ii) pay all declared but unpaid dividends on the shares of Preferred Stock converted

4.3.2   Reservation of Shares. The Corporation shall at all times when (a) shares of any series of Voting Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Voting Preferred Stock, such number of its duly authorized shares of Voting Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Voting Preferred Stock, and (b) shares of Series Seed Preferred Stock Plus shall be outstanding, reserve and keep available out of its authorized but unissued stock, for the purpose of effecting the conversion of the Series Seed Preferred Stock Plus, such number of its duly authorized shares of Nonvoting Common Stock shall from time to time be sufficient to effect the conversion of all outstanding shares of Series Seed Preferred Stock Plus; and if at any time the number of authorized but unissued shares of Voting Common Stock or Nonvoting Common Stock, as applicable, shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Voting Common Stock or Nonvoting Common Stock, the case may be, to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action which would cause an adjustment reducing the Conversion Price for a series of Preferred Stock below the then par value of the shares of Common Stock issuable upon conversion of such Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

4.3.3   Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and canceled and may not be reissued shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4   No Further Adjustment. Upon any such conversion, no adjustment to the Conversion Price for a series of Preferred Stock shall be made for any declared but unpaid dividends on such series of Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid

4.4 Adjustments to Conversion Price for Diluting Issues.

4.4.1 Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) "Additional Shares of Common Stock" shall mean all shares of Common Stock issued (or, pursuant to Section 4.4.3 below, deemed to be issued) by the Corporation after the Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "Exempted Securities"):

(i) as to any series of Preferred Stock shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on such series of Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up, or other distribution on shares of Common Stock that is covered by Section 4.5, 4.6, 4.7 or 4.8;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation, including the approval of the Preferred Director; or

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security.

(b) "Convertible Securities" shall mean any evidence of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(c) "Option" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

4.4.2 No Adjustment of Conversion Price. No adjustment in the Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 Deemed Issue of Additional Shares of Common Stock.

    (a)   If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

    (b)   If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Price to an amount which exceeds the lower of (i) the Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4 (either because the consideration per share (determined pursuant to Section 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price then in effect, or because such Option or Convertible Security was ed before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security er (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Section 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4, the Conversion Price shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is ed or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price provided for in this Section 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and!£} of this Section 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price that would result under the terms of this Section 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4   Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.43), without consideration or for a consideration per share less than the Conversion Price in effect immediately prior to such issuance or deemed issuance, then the Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_i * (A+B) + (A+C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a)   "CP2" shall mean the Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock;

(b)   "CPi" shall mean the Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c)   "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d)   "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CPI (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CPI); and

(e)   "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 **Determination of Consideration.** For purposes of this Section 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a) **Cash and Property.** Such consideration shall:

    (i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

    (ii) insofar it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation (including the Preferred Director); and

    (iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation

(b) **Options and Convertible Securities.** The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

    (i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by;

    (ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for

Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6   Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4, and such issuance dates occur within a period of no more than ninety (90) days from the first such issuance to the final such issuance, then, upon the final such issuance, the Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction:

(1)   the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2)   the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this Section as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event

4.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Section 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 4.4, 4.6 or 4.7 then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of such series of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of me (1) share of such series of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation, including the Preferred Director) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 4, the Corporation at its expense shall, after written request of a holder of Preferred Stock, as promptly as reasonably practicable but in any event not later than fifteen (15) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to such holder of such series of Preferred Stock a notice setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which such series of Preferred Stock is convertible) and setting forth the facts upon which such adjustment or readjustment is based The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of

Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a notice setting forth (i) the Conversion Price of such series of Preferred Stock then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of such series of Preferred Stock.

4.10 Notice of Record Date. In the event:

  (a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

  (b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

  (c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public at a price of at least three (3) times the Original Issue Price of the Series A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50,000,000 of gross proceeds, net of the underwriting discount and commissions, to the Corporation and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved the Board of Directors, including the approval of the

Preferred Director or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the **"Mandatory Conversion Time"**), then (i) all outstanding shares of Voting Preferred Stock shall automatically be converted into shares of Voting Common Stock and all outstanding shares of Series Seed Preferred Stock Plus shall automatically be converted into shares of Nonvoting Common Stock, in each case, at the then effective conversion, and (ii) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 5.2. As soon as practicable after the Mandatory Conversion Tune and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and canceled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6. No Redemption. The Preferred Stock is not redeemable at the option of the holders.

7. Otherwise Acquired Shares. Any shares of Preferred Stock that are converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately canceled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following conversion or acquisition.

8. Waiver. Except as otherwise set forth herein, (a) any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived m behalf of all holders

of Preferred Stock by the affirmative written consent or vote of the Requisite Holders and (b) at any time more than one (1) series of Preferred Stock E issued and outstanding, any of the rights, powers, preferences and other terms of any series of Preferred Stock set forth herein may be waived on behalf of all holders of such series of Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of such series of Preferred Stock then outstanding.

9.   Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

5. **FIFTH**: No stockholder of the Corporation shall have a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and any stockholder.

6. **SIXTH**: Subject to any additional vote required by this Restated Certificate or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

7. **SEVENTH**: Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one (1) vote on each matter presented to the Board of Directors.

8. **EIGHTH**: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

9. **NINTH**: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

10. **TENTH**: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Tenth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended

Any repeal or modification of the foregoing provisions of this Article Tenth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

11. **ELEVENTH**: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment., repeal or modification of the foregoing provisions of this Article Eleventh shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

12. **TWELFTH**: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An **"Excluded Opportunity"** is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Series A Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ill are **"Covered Persons"**), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Twelfth will only be prospective and will not affect the rights under this Article Twelfth in effect at the time of the occurrence of any actions or omissions to act giving rise to liability.

13. **THIRTEENTH:** Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Thirteenth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining

EXHIBIT B

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

OF

LISTENER BRANDS, INC.

The certification set forth below is being submitted in connection with this Annual Report on Form C-AR for the fiscal year ended December 31, 2024 (the "Report") for the purpose of complying with Section 4(a)(6) of the Securities Act of 1933 (15 U.S.C. 77(d)(6) (the "Act") and Section 227.202 of the Act.

Each of the undersigned certifies that to his or her knowledge:

The financial statements of Listener Brands, Inc., included in this Form, are true and complete in all material respects.

Kimberly Lewis (Sep 4, 2025 15:50:09 CDT)

Name: Kimberly Lewis
Title: *Chief Executive Officer*

provisions of this Article Thirteenth (including, without limitation, each portion of any sentence of this Article Thirteenth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or enforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

14. **FOURTEENTH:** For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this Restated Certificate from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board of Directors (in addition to any other consent required under this Restated Certificate), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero (0).

EXHIBIT C

Income Statement (Profit and Loss)

LISTENER BRANDS DBA CURLMIX INC.
For the year ended December 31, 2024
Accrual Basis

	2024
Income	
Amazon	
410 - Amazon Sales	376,295.09
410.03 - Amazon Shipping Income	4,092.65
410.02 - Amazon Promotional Rebates	(3,162.05)
410.01 - Amazon Refunds	(20,293.19)
Total Amazon	**356,932.50**
CurlMix	
400 - Sales	3,432,542.51
403 - Shipping Income	76,206.26
402 - Discounts	(626,250.44)
401 - Refunds	(9,091.78)
Total CurlMix	**2,873,406.55**
Curlmix Fresh	
400.02 - Curlmix Fresh Sales	798,040.83
402.02 - Discount Curlmix Fresh	(381,762.13)
401.02 - Curlmix Fresh Refunds	(2,180.13)
Total Curlmix Fresh	**414,098.57**
4C Only	
400.01 - 4C Only Sales	982,025.28
403.01 - 4C Only Shipping Income	8,454.60
402.01 - 4C Only Discounts	(216,594.43)
401.01 - 4C Only Refunds	(5,443.27)
Total 4C Only	**768,442.18**
Other Sales	
471 - Other sales	27.92
Total Other Sales	**27.92**
Retail	
406 - Retail Revenue	48,156.96
Total Retail	**48,156.96**
Gift Cards	
420 - Gift Card Credit	(11,964.07)
Total Gift Cards	**(11,964.07)**
Total Income	**4,449,100.61**

	2024

Cost of Goods Sold

500 - Cost of Goods Sold	570,377.40
616 - Cost Of Goods Sold: Printing & Stationery	1,972.33
500.04 - Cost of Goods Sold: Other Merchandise	3,952.50
500.3 - Cost of Goods Sold: Labels	400.00
500.02 - Cost of Goods Sold: Packaging	(9,709.28)
504 - Cost of Goods Sold: Overhead	381,410.39
503 - Cost of Goods Sold: Labor	743,877.27
Total Cost of Goods Sold	**1,692,280.61**

Gross Profit	**2,756,820.00**

Operating Expenses

Warehouse & Administrative Expense

652 - Office Expense	2,055.24
620.01 - Office Snacks	1,290.72
661 - Rent	182,020.34
661.01 - Other Rent Fees	74,314.77
652.01 - Security	2,856.56
660 - Telephone & Internet	4,443.17
624.02 - Uline Expenses	4,369.50
644 - Utilities	13,899.07
664.01 - Warehouse Equipment	7,159.93
Total Warehouse & Administrative Expense	**292,409.30**

Advertising

600 - Advertising	106.83
600.5 - Advertising: CurlMix Influencer Marketing	114,905.53
600.05 - Advertising: 4C Only Influencer Marketing	1,044.02
600.51 - Advertising: Grin Inc	34,547.96
600.7 - Collabs	1,500.00
600.06 - Podcast Production	60,500.00
600.01 - Public Relations	16,124.00
643 - Website Expense	21,835.86

Content Marketing

600.8 - Content Creation	1,500.00
600.10 - Graphic Design	35,792.99
600.11 - Model/Actors	2,265.00
600.6 - Photography & Videography	13,673.21
633 - Photoshoot Expense	7,791.53
Total Content Marketing	**61,022.73**

Email and Text Marketing

	2024
600.4 - Email Marketing	10,000.00
600.42 - Email Marketing: Klaviyo	99,199.77
600.0 - Text Marketing	134,708.17
Total Email and Text Marketing	**243,907.94**
Digital Media Marketing Ads	
600.303 - Digital Marketing Ads	4,500.00
600.21 - Online Marketing: Google Ads	140,863.45
600.212 - Online Marketing: Google Ads 4C Only	110,014.97
600.1 - Social Media Marketing	7,745.25
600.101 - Social Media Marketing: Facebook	1,122,724.44
600.1011 - Social Media Marketing: Facebook 4C Only	255,749.10
600.113 - Social Media Marketing: Pinterest	130.95
600.114 - Social Media Marketing: TikTok	25.54
Total Digital Media Marketing Ads	**1,641,753.70**
Total Advertising	**2,197,248.57**
Amazon Expenses	
600.03 - Amazon Advertising Costs	61,540.03
605.08 - Amazon Merchant Fees	54,371.91
652.02 - Amazon Expenses	601.21
652.05 - Amazon Agency Fees	24,532.00
691 - FBA Inventory	63,747.01
Total Amazon Expenses	**204,792.16**
Education & Training	
675 - Continuing Education	19,634.48
Total Education & Training	**19,634.48**
Employee Benefits	
654 - Gusto Reimbursements	441.84
668.01 - Retirement Benefits	8,659.31
652.04 - Gifts	1,964.98
Total Employee Benefits	**11,066.13**
Insurance	
632 - Insurance	44,381.78
632.01 - Worker's Compensation	15,966.42
632.09 - Insurance: Northwestern Mutual	(2,257.29)
632.03 - Insurance: Dental Insurance	11,695.27
632.04 - Insurance: Health Insurance	37,265.02
632.10 - Insurance: General Liability	28,273.02
632.11 - Insurance: Vision Insurance	243.47
Total Insurance	**135,567.69**

	2024
Loan Fees	
609 - Loan Fees	25,447.12
Total Loan Fees	**25,447.12**
Merchant Fees	
605.01 - 4C Only PayPal Merchant Fees	6,910.39
605.7 - 4C Only Shopify Merchant Fees	17,253.74
605.02 - CurlMix PayPal Merchant Fees	23,905.63
605.03 - CurlMix Stripe Merchant Fees	2,996.21
605 - Curl Mix Shopify Merchant Fees	59,037.31
605.06 - ShopPay 4C Merchant Fees	4,934.20
605.07 - ShopPay CurlMix Merchant Fees	40,690.11
Total Merchant Fees	**155,727.59**
Meals and Entertainment	
655 - Event Expense	36,540.00
620 - Meals & Entertainment	8,798.22
Total Meals and Entertainment	**45,338.22**
Payroll	
669 - Contract Labor	219,060.73
600.12 - Customer Service	65,545.96
670 - Payroll Fees	443.19
672 - Payroll Tax Expense	91,451.17
668 - Wages & Salaries	421,659.82
668.02 - Wages & Salaries: Officer Compensation	199,279.98
Total Payroll	**997,440.85**
Postage & Delivery	
624 - Postage & Delivery	14,663.40
624.03 - Postage & Delivery: FedEx	5,212.37
500.05 - Shipping	498,941.07
652.03 - Moving & Storage	4,134.33
Total Postage & Delivery	**522,951.17**
Professional Fees	
612 - Accounting	118,400.00
611 - Consulting	113,750.00
613 - Legal Expenses	17,693.22
Total Professional Fees	**249,843.22**
Recruitment Expenses	
647 - Hiring	1,070.50
Total Recruitment Expenses	**1,070.50**
Software Expense	

	2024
615 - Dues & Subscriptions	18,357.53
615:03 - Dues & Subscriptions: Experian	39.95
653.02 - Software Expense: Adobe	7,164.90
653.03 - Software Expense: AudioEye	7,129.50
653.31 - Software Expense: Canva	117.48
653.05 - Software Expense: Dropbox	19,123.27
653.06 - Software Expense: Google G Suite	8,038.94
653.29 - Software Expense: Grin Inc	10,998.00
653.01 - Software Expense: Gusto Fees	5,087.87
653.09 - Software Expense: Intuit	109.00
653.21 - Software Expense: OneStream	78.00
653.12 - Software Expense: Semrush	936.01
653.10 - Software Expense: Shopify	127,068.39
653.35 - Software Expense: Shopify 4C	1,844.69
653.32 - Software Expense: Slack	57.24
653.38 - Software Expense: Tapcart	1,300.00
653.13 - Software Expense: Teamwork	4,794.11
653.23 - Software Expense: TSheets	1,342.88
653.22 - Software Expense: Typeform	1,110.04
653.15 - Software Expense: Zoom	10,825.32
653 - Other Software Expense	4,967.07
Total Software Expense	**230,490.19**

Travel

673.2 - Lodging	30,914.20
646 - Parking & Tolls	127.40
673.1 - Plane Flight	26,186.56
673.3 - Transportation	10,261.85
673 - Other Travel Expense	1,877.03
Total Travel	**69,367.04**

Other Operating Expense

604 - Bank Service Charges	6,363.18
614 - Business License & Fees	321.00
641 - Chargebacks	5,939.53
674 - Charitable Contributions	5.20
629 - Employee Gifts	121.28
649 - Gas	144.72
628 - General Expense	0.30
601 - Janitorial/Professional Cleaning Services	89.95
602 - Penalty Expense	953.33
664 - Repairs & Maintenance	18,433.10
628.01 - Research and Development	1,062.28

	2024
713 - Sales Tax Fees	68,266.27
664.02 - Uniforms	286.16
Total Other Operating Expense	**101,986.30**
Total Operating Expenses	**5,260,380.53**

Operating Income

	(2,503,560.53)

Other Income / (Expense)

800 - Interest Expense	(3,906.97)
700.01 - Amortization Expense	(24,999.96)
700 - Depreciation	(17,414.18)
711 - Franchise Taxes	(16,580.08)
825 - Loyalty Points Expensed	12,695.53
472 - Other Income	98.08
830 - Steans Family Foundation Loan Interest Expense	(150,000.00)
Total Other Income / (Expense)	**(200,107.58)**

Net Income

	(2,703,668.11)

Balance Sheet

LISTENER BRANDS DBA CURLMIX INC.
As of December 31, 2023

Prepared by EFS GROUP, PLLC

Contents

Balance Sheet

LISTENER BRANDS DBA CURLMIX INC.
As of December 31, 2023

	DEC 31, 2023
Assets	
Current Assets	
Cash and Cash Equivalents	
4C Only Ads 8751	2,073.02
Ads - 4C Only 5764	186.92
Ads - CurlMix 5612	17.08
Amazon Marketplace	5,345.88
Avalara Taxes (7901)	110.00
CHASE BUS PREM SAV 1972	1,635.78
Chase Ink	32,965.35
Chase Ink Kim	114,575.27
CM Ads 8769	834.74
Co Founders (7885)	10.00
CurlMix Shopify	16,534.42
Main Operating...7695	6,930.16
Marketing (7893)	15.00
OPERATING 0312	46.99
Operations - Rosa 5684	10.50
PayPal	11,347.17
PayPal 4C	513.67
Payroll - CurlMix 5631	175.78
Payroll 8686	30,186.74
PLAT BUS CHECKING (7919)	15.00
Shop Pay	2,549.81
Shop Pay 4C	1,042.97
Shopify 4C	5,922.61
Steans 0510	0.73
Stripe	1,128.62
SVB Card	1,804,984.72
Warehouse 8678	222.28
Total Cash and Cash Equivalents	**2,039,381.21**
Accounts Receivable	5,100.30
Finished Goods Inventory	67,136.99
Inventory Labor/Tax	84,418.05
Other Assets	100.00
Packaging Inventory	510,562.15
PayPal Temporary Holds	159.41
Prepayments	44,411.59

	DEC 31, 2023
Raw Materials- Inventory	449,736.48
Security Deposits	53,640.63
Work in Progress Inventory	39,060.89
Total Current Assets	**3,293,707.70**

Fixed Assets

Accumulated Amortization - Customer Lists	(99,999.92)
Accumulated Amortization- License	(10,000.00)
Computer & Office Equipment	2,270.91
Computer & Office Equipment - Accumulated Depreciation	(459.53)
Customer Lists	175,000.00
Furniture & Fixtures	4,828.00
Furniture & Fixtures - Accumulated Depreciation	(1,646.87)
Leasehold Improvements	82,000.00
Leasehold Improvements - Accumulated Depreciation	(17,353.62)
Licenses	10,000.00
Machinery & Equipment	994,954.95
Machinery & Equipment - Accumulated Depreciation	(194,097.81)
Total Fixed Assets	**945,496.11**

Long Term Assets

Right of Use Asset	1,156,066.18
Total Long Term Assets	**1,156,066.18**
Total Assets	**5,395,269.99**

Liabilities and Equity

Liabilities

Current Liabilities

4C Only Gift Card Liability	1,966.68
4C Only PayPal Working Capital Loan	15,766.83
Accounts Payable	195,165.71
Amazon Loan	8,038.14
Amazon Sales Tax	52.06
Benefits Payable	534.23
Chase Ink Tim	147,540.62
Curlmix PayPal Work Capital Loan	52,693.17
Dental Insurance Benefit Liability	225.26
K. Lewis 6867	8,803.92
Kim's Loan	40,000.00
Loan - Shopify	345,517.13
Loyalty Points Liability	1,171,633.20
Medical Insurance Benefit Liability	3,453.61
Paid Time Off Liability	120,552.79

	DEC 31, 2023
Payroll Wages Payable	57,765.47
Reimbursement Liability	75.00
Rounding	(0.03)
S. Lewis 6859	57,177.05
Sales Tax	273,026.13
SVB Card - Alexandria	24,129.42
SVB Credit Card - Alicia	18,065.51
SVB Credit Card - Deanna	480.81
SVB Credit Card - Kim	1,224,492.83
SVB Credit Card - Tim	537,816.15
Unearned Income	22,339.59
Unearned Income - Shopify Gift Cards	83,779.22
Vision Insurance Benefit Liability	32.24
Wages Taxes Payable	6,396.16
Total Current Liabilities	**4,417,518.90**

Long Term Liabilities

American Express Loan	39,725.00
Ascentium Capital Loan	384,740.00
Deferred Rent	53,941.49
Lease Liability	1,156,066.18
Steans Family Foundation Loan	3,150,000.00
Total Long Term Liabilities	**4,784,472.67**

Total Liabilities	**9,201,991.57**

Equity

Brain Trust Fund: Series A Investment	1,000,000.00
Common Stock	629.75
Current Year Earnings	(3,552,313.41)
Equity Issuance Cost	(207,433.98)
Lightship Venture Capital Fund Investment	499,997.75
Listener Cast, LLC Investment	2,002,248.93
Owner's Capital	120,808.98
Owner's Capital: Owner's Draw	(106,050.83)
Paid in Capital or Surplus	6,608,272.01
Preferred Stock	303.38
Retained Earnings	(10,173,184.16)
Total Equity	**(3,806,721.58)**

Total Liabilities and Equity	**5,395,269.99**

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Fr b3bP OoI hy6i 098)) 8I : 1i g6I 5	Ft&MF3RF
Fr b3bF OoI hy6i f 8D2k ,h) S,5p82C	P3&&
Fr b3bR OoI hy6i (,6I 628i hva5ch25C	dPtPr R3LLx
Fr b3br OoI hy6i a5DEi pC	dr Ft&FR3bPx
RPcoeUr ol Pa	**1042z54F64**

NuLeX m

Fbb O0hv5C	FtFFFtFbb3bP
FbP O098)) 8I : 1i g6I 5	Tr tMM&3r b
FbR On8Cg6Ei 2C	dr tr LMtFL&3GMx
Fbr Oa5DEi pC	dRbtbGR3GFx
RPcoeNuLeX m	**1214421x8F87**

7N Oaeb

Fbb3br OFS ui v. 0hv5C	r tMMLtr MMBP
FbR3br OFS ui v. n8Cg6Ei 2C	dRGbtGr &3Mbx
Fbr 3br OFS ui v. a5DEi pC	dr MtFML3Fbx
RPcoe7N Oaeb	**, 20z, 2xzzF81**

OcynLf oenT

FGr Ou295, Chv5C	TPR3&G
RPcoeOcynLf oenT	**810Fxz**

Dncome

FbT Oa52h8va5U5i E5	Lr LtbTP3MM
RPcoeDncome	**6, 62481F55**

) Pboecb dPmacT

FRMO46. hv2. (68I 2C	dr tFG&tLGM3Lbx
FRM3br O46. hv2. (68I 2Ca5p55I 5pWq68p5p	r tPr &tRP&3Fb
RPcoe) Pboecb dPmacT	**i, 842818F74E**

Gmsc NoLST

FRb Of 8D2Sh,p S,5p82	dRPtPMb3r Mx
RPcoeGmsc NoLST	**i012154F, 5E**

RPcoeta(Pr n	**5250z2615F47**

NPTc Ps GPPST f PeS

Mbb OS6C26Df 66pC06vp	PRGtRTT3GM
TrT OS6C2uDf 66pC06vp/(,8I 28 : V 02h286i h,.	RGt&Rb3M&
Mbb3br OS6C26Df 66pC06vp/1i :,5p85i 2C	RPrtTFR3bL
Mbb3P OS6C26Df 66pC06vp/4hc5vC	RTtRTb3RM
Mbb3bR OS6C26Df 66pC06vp/(hgKh:8I :	TTt&b&3PG
MbF OS6C26Df 66pC06vp/uU5,95hp	PP&tGrF3RG
MbP OS6C26Df 66pC06vp/4hc6,	GrMtLRT3rL
RPcoeNPTcPsGPPSTf PeS	**,2z15251xF7x**

GLPTT dLPsm **12zx020x5F55**

OpnLocmag B9pnaTnT

WoLnyPuTn & USr maTicLocmn B9pnaTn

TMR Ou DD8g5 AB) 5i C5	rbt&P&3RT
TRb3br Ou DD8g5 0i hgKC	TtFL&3rr
TTr Oa5i 2	r&GtrRL3Lb
TTr3br Ou295, a5i 2755C	P&tLT&3bP
TMR3br O05gE,82	&tPMG3Rr
TTb O-5v5) 96i 5 V 1i 25,i 52	FtbPG3rF
TRF3bR Ol v8 5 AB) 5i C5C	rMtGRM3rG
TFF Ol 28/8285C	rTtRPG3Lb
TTF3br Ok h,596EC5 A' E8) I 5i 2	rrtrLF3LT
RPcoeWoLnyPuTn & USr maTicLocmn B9pnaTn	**1,42x86F16**

USvnLcmTinag

Tbb OopU5,28C8 :	&b3&r
Tbb3MOopU5,28C8 :/SE,ve 8B 1i DE5i g5, e h,K528 :	RtLMb3bb
Tbb3bMOopU5,28C8 :/FS u i v. 1i DE5i g5, e h,K528 :	Mbb3bb
Tbb3Mr OopU5,28C8 :/f ,8I 1i g	MTtL&&3Fb
Tbb3R Ou i v8 5 e h,K528 :	rtbbb3bb
Tbb3bT O(6pghC2(,6pEg286i	MtGRb3bb
TFP Ok 5cC825 AB) 5i C5	rtbTM3&b

NPacnacX oLkncmag

Tbb3bR OopU5,28C8 :/(9626C9662a5i 2hvC	PMb3Fb
Tbb3L OS6i 25i 2S,5h286i	M&T3Rr
Tbb3rb Of ,h) 98g n5C8 i	MTP3bb
Tbb3rr Oe 6p5Wbg26,C	Mbb3bb
Tbb3T O(9626:,h) 9. V q8p56:,h) 9.	rTtLbF3bb
TPP O(9626C9662AB) 5i C5	RrtPTT3Gr
RPcoeNPacnacX oLkncmag	**742,64F10**

Br omaoaS Rn9cX oLkncmag

Tbb3FR OAI h8/ve h,K528 : /NvhU8 6	GRtLFP3RP

Tbb3b O- 5B2 e h, K528 :	r FTtRR&3MM
RPcoeBr omaoa S Rn9c X oLkncmag	**0, x24z 0Fz6**
I mgmcoeX nSmo X oLkncmag UST	
Tbb3PbP On 8 82hve h, K528 : opC	r tTMP3bb
Tbb3Rr Ou i v8 5 e h, K528 : / f 66: v5 opC	r TRt&r b3PG
Tbb3Rr R Ou i v8 5 e h, K528 : / f 66: v5 opCFS u i v.	T&tr br 3GF
Tbb3r O06g8hve 5p8h e h, K528 :	Mt&TR3bb
Tbb3r br O06g8hve 5p8h e h, K528 : / 7hg5c 66K	r tGRFtM&T3&R
Tbb3r r P O06g8hve 5p8h e h, K528 : / (8 25, 5C2	r MtGML3Pr
Tbb3r r F O06g8hve 5p8h e h, K528 : / - 8K- 6K	Rtr FG3bF
RPcoeI mgmcoeX nSmo X oLkncmag UST	**, 2x602, 0xF16**
RPcoeUSvnLcmTmag	**0214x2546F8x**
Ur ol Pa B9pnaTnT	
Tbb3bP OoI hy6i opU5, 28C8 : S6C2C	PMtM&b3TF
TbM3bL OoI hy6i e 5, g9hi 2755C	FLtFr G3PL
TMR3bR OoI hy6i AB) 5i C5C	&t&FG3bL
TMR3bMOoI hy6i o: 5i g. 755C	PTtbbb3bb
T&r O7z o 1i U5i 26, .	TMtRMF3LL
RPcoeUr ol Pa B9pnaTnT	**, x5204xFx6**
BSu(ocmPa & RLomamag	
TGMOS6i 28 E8 : ApEgh286i	PGtLRG3T&
TGM3br OS6i 28 E8 : ApEgh286i / ovc52, E5 Ai 25,) , 8C5 44S	RMtbbb3bb
RPcoeBSu(ocmPa & RLomamag	**80260z F8x**
Br pePbnn CnansmoT	
TMF Of EC26 a58 c E, C5I 5i 2C	&r tGG&3FM
TTL3br Oa528, 5I 5i 2z 5i 5D82C	r LtMTT3RF
TMR3bF Of 8D2C	RtRGP3FM
RPcoeBr pePbnn CnansmoT	**, , 028, xF, 7**
taTuLoa(n	
TPR O1i CE, hi g5	RbtbbG3&L
TPR3br Ok 6, K5, wCS6I) 5i Ch286i	PTtr &P3LG
TPR3bL O1i CE, hi g5/ f Eh, p8hi 1i CE, hi g5	r RtGLT3PG
TPR3b& O1i CE, hi g5/ m6, 29 H5C25, i e E2Ehv	RPtFRM3&G
TPR3bP O1i CE, hi g5/ n5i 2hv1i CE, hi g5	MtTLr 3r P
TPR3bF O1i CE, hi g5/ Z 5hv29 1i CE, hi g5	TMtR&L3ML
TPR3bMO1i CE, hi g5/ Sh) 82hv(, 5I 8EI 1i CE, hi g5	RFtR&P3Mb
TPR3bT O1i CE, hi g5/ mh286i H8p5	RtGPL3TF
TPR3r r O1i CE, hi g5/ q8C86i 1i CE, hi g5	PtRMG3Tr
RPcoetaTuLoa(n	**, x12861F85**

) Poa hnnT

Tb&O46hi 755C	r LPt&b&3PL
RPcoe) Poa hnnT	**, 612x4xF16**

X nL(yoac hnnT

TbM3br OFS u i v. (h. (hve 5, g9hi 2755C	r Pt&MF3Tb
TbM3G OFS u i v. 096) 8D e 5, g9hi 2755C	RMtMRr 3MF
TbM3bR OSE, ve 8B (h. (hve 5, g9hi 2755C	PPtGML3MF
TbM3bP OSE, ve 8B 02, 8) 5 e 5, g9hi 2755C	MtPr T3br
TbMOSE, ve 8B 096) 8D e 5, g9hi 2755C	Gr tTMMFb
TbM3bT O096) (h. FS e 5, g9hi 2755C	r LtFr F3r r
TbM3bG O096) (h. SE, ve 8B e 5, g9hi 2755C	r GtMLF3RP
RPcoeX nL(yoac hnnT	**, 682047F71**

X noeT oa S BacnLcomar nac

TMMOAU5i 2AB) 5i C5	r r tPRM3bR
TMM3r OAU5i 2AB) 5i C5/ S, 6 H pDEi p	RPtbFG3Mb
TRb Oe 5hvCV Ai 25, 2h8 I 5i 2	r &tbRb3Rr
RPcoeX noeT oa S BacnLcomar nac	**5121x0Fz1**

dobLPee

TT&OS6i 2, hg24hc 6,	r r MtFLR3TG
Tbb3r R OSEC26I 5, 05, U8g5	r r btFLr 3GP
TGR O(h. , 6w- hBAB) 5i C5	r bGtGGF3RG
TTL Ok h: 5CV 0hvh, 85C	r tPPTtbGr 3r R
TTL3bR Ok h: 5CV 0hvh, 85C/ u DD8g5, S6I) 5i Ch286i	RFr tPFG3MM
RPcoedobLPee	**, 2x, , 2, 5zF17**

dPTcogn & I newnLb

TRF O(6C2h: 5 V n5v8U5, .	GtM&G3Gb
TRF3br O(6C2h: 5 V n5v8U5, . / Ai p8g8h	Ptbbb3bb
TRF3bP O(6C2h: 5 V n5v8U5, . / 75pAB	FbtTGP3LG
Mbb3bMO098)) 8I :	TTFt&RP3LM
TMR3bP Oe 6U8I : V 026, h: 5	MbL3Mr
RPcoedPTcogn & I newnLb	**z, 82z41Fx1**

dLPsnTTnPaoehnnT

Tr R Oogg6Ei 28I :	r T&tbbb3bb
Tr r OS6i CEv28I :	r RPt&r L3F&
Tr P O45: hvAB) 5i C5C	r TFtr GT3bL
RPcoedLPsnTTnPaoehnnT	**75z24x7F5z**

Dn(Lumr nac B9pna TnT

TFG OZ 8, 8I :	r tTGT3PP
RPcoeDn(Lumr nac B9pna TnT	**, 28z 8F11**

f PscwoLn B9pnaTn

Tr MOn E5CV 0EcCg, 8) 286i C	TtG&T3TP
Tr M/bP On E5CV 0EcCg, 8) 286i C/AB) 5, 8hi	&&3&b
TMP3bR O06D2Hh, 5 AB) 5i C5/op6c5	LtLbR3Tr
TMP3bP O06D2Hh, 5 AB) 5i C5/oEp86A. 5	Mt&MM3bb
TMP3Pr O06D2Hh, 5 AB) 5i C5/Shi Uh	&r F3TF
TMP3bM O06D2Hh, 5 AB) 5i C5/n, 6) c6B	r MtFLG3Pb
TMP3bT O06D2Hh, 5 AB) 5i C5/f 66: v5 f 0E825	LtRG&3FP
TMP3bG O06D2Hh, 5 AB) 5i C5/f 66: v5 026, h: 5	r Pr 3&G
TMP3bL O06D2Hh, 5 AB) 5i C5/f 6, : 8hC	MLL3Tb
TMP3R& O06D2Hh, 5 AB) 5i C5/f , 8I 1i g	RbtLbR3FM
TMP3br O06D2Hh, 5 AB) 5i C5/f EC26 755C	LtMLR3r &
TMP3b& O06D2Hh, 5 AB) 5i C5/1i 2E82	FMG3Lb
TMP3PF O06D2Hh, 5 AB) 5i C5/m6U8S6i i 5g21i g3	r tbbb3bb
TMP3Rr O06D2Hh, 5 AB) 5i C5/u i 502, 5hI	FR&3bb
TMP3r r O06D2Hh, 5 AB) 5i C5/098) C2h286i	r tGFb3bb
TMP3r b O06D2Hh, 5 AB) 5i C5/096) 8D	RRtLGr 3r L
TMP3PT O06D2Hh, 5 AB) 5i C5/SE, vI 8B 096) 8D	LbtTRM3PT
TMP3PM O06D2Hh, 5 AB) 5i C5/096) 8D FS	RTtr LG3FR
TMP3PR O06D2Hh, 5 AB) 5i C5/0vhgK	LP3PP
TMP3r F O06D2Hh, 5 AB) 5i C5/- hBJh,	r r F3bb
TMP3r P O06D2Hh, 5 AB) 5i C5/- 5hI H6, K	LtFbL3&L
TMP3RP O06D2Hh, 5 AB) 5i C5/- 09552C	r tMFG3Lb
TMP3RR O06D2Hh, 5 AB) 5i C5/- .) 5D6, I	Rt&Gb3bb
TMP3PP O06D2Hh, 5 AB) 5i C5/qhvph2h	r btGPb3bb
TMP3r M O06D2Hh, 5 AB) 5i C5/X66I	MtTLT3R&
TMP Ou 295, 06D2Hh, 5 AB) 5i C5	Ttr Gr 3bF
RPcoef PscwoLn B9pnaTn	**0752780Fx0**

RLovne

TGP3R O46p: 8I :	PGtLRT3Lb
TFT O(h, K8I : V - 6wC	FRT3r M
TGP3r O(vhi 5 7v8 92	FRtPbL3&R
TGP3P O- , hi C) 6, 2h286i	&tTTP3r L
TGP Ou 295, - , hU5vAB) 5i C5	MtT&&3bM
RPcoeRLovne	**x52x07F, 4**

OcynL OpnLocmag B9pnaTn

Tr b OoE26I 6c8U5 AB) 5i C5	TF&3r b
TbF Oz hi K 05, U8g5 S9h, : 5C	LtRPP3Fr
Tr F Oz EC8I 5CC48g5i C5 V 755C	Rt&r &3Mb
TFr OS9h, : 5chgKC	LtPRT3MM
Grr O7, hi g98C5 - hB5C	MtPMG3PG

TF& Of hC	r tM&T3&P
TRL Of 5i 5, hvAB) 5i C5	Ftr RG3Pb
Tbr OJhi 826, 8hW(, 6D5CC86i hvSv5hi 8 : 05, U8g5C	MtbTL3FM
TTF Oa5) h8, CV e h8 25i hi g5	r GtLbR3RP
TRL3br Oa5C5h, g9 hi p n5U5v6) I 5i 2	r GtRTL3Pb
RPcoeOcynL OpnLocnag B9pnaTn	**z, 217xF, 7**
RPcoeOpnLocnag B9pnaTnT	**z2, 4z28x0F74**
OpnLocnag ta(Pr n	**i121, 521x8F65E**

OcynLta(Pr n / iB9pnaTnE

Lbb O1i 25, 5C2AB) 5i C5	dr LLtLbR3L&x
Gbb3br OoI 6, 28yh286i AB) 5i C5	dR&t&&&3&Lx
Gbb On5) , 5g8h286i	dr Ltr FG3&Fx
FGR Ou295, 1i g6I 5	PF3RM
RPcoeOcynLta(Pr n / iB9pnaTnE	**i0182x, 8F58E**

Ancta(Pr n	**i125502l, 1F7, E**